Exhibit 99.1

CLARIVATE ANALYTICS PLC

Quarterly Report

As of and for the three and nine months ended September 30, 2019

General Overview

Introductory Note

In this report ("Report"), unless otherwise indicated or the context otherwise requires, the terms “the Company,” “us,” “we,” and “our” refer to Clarivate Analytics Plc. The Company was registered on January 7, 2019 and is organized under the laws of Jersey, Channel Islands, and was created to be the holding company of Camelot Holdings (Jersey) Limited and its subsidiaries. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR.

In January 2019, we entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, collectively, the “Merger Agreement”) by and among Churchill Capital Corp, a Delaware corporation (“Churchill”), the Company, CCC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Clarivate (“Delaware Merger Sub”), Camelot Merger Sub (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands and wholly owned subsidiary of the Company (“Jersey Merger Sub”), among other things, provided for (i) Jersey Merger Sub to be merged with and into the Company being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”, and together with the Jersey Merger the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). In this Report, we sometimes refer to the Transactions as the "business combination." Following the consummation of the Transactions, the ordinary shares and warrants of the Company began trading on the New York Stock Exchange ("NYSE") and the NYSE American, respectively, under the symbols "CCC" and "CCC.W", respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Company. Factors that may impact such forward-looking statements include:

•      the Company’s ability to compete in the highly competitive markets in which it operates, and potential adverse effects of this competition;

•      the Company’s ability to maintain revenues if its products and services do not achieve and maintain broad market acceptance, or if it is unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;

•      uncertainty, downturns and changes in the markets the Company serves;

•      the Company’s ability to achieve all expected benefits from the items reflected in the adjustments included in Standalone Adjusted EBITDA, a non-GAAP measure;

•      the Company’s ability to achieve operational cost improvements and other benefits expected from the Transactions;

•      the Company’s dependence on third parties, including public sources, for data, information and other services;

•      increased accessibility to free or relatively inexpensive information sources;

•      the Company’s ability to maintain high annual revenue renewal rates as recurring subscription-based arrangements generate a significant percentage of the Company’s revenues;

•      the reputation of the Company’s brands and the Company’s ability to remain a trusted source of high-quality content, analytics services and workflow solutions;

•      the Company’s reliance on its own and third-party telecommunications, data centers and network systems, as well as the Internet;

•      the Company’s recent implementation of a new enterprise resource planning system;

•      the Company’s ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

•      potential liability for content contained in the Company’s products and services;

•      exchange rate fluctuations and volatility in global currency markets;

•      potential adverse tax consequences resulting from the international scope of the Company’s operations, corporate structure and financing structure;

•      U.S. tax legislation enacted in 2017, which could materially adversely affect the Company’s financial condition, results of operations and cash flows;

•      increased risks resulting from the Company’s international operations;

•      the Company’s ability to comply with various trade restrictions, such as sanctions and export controls, resulting from its international operations;

•      the Company’s ability to comply with the anti-corruption laws of the United States and various international jurisdictions;

•      results of the United Kingdom’s referendum on withdrawal from the EU;

•      fraudulent or unpermitted data access, cyber-security attacks, or other privacy breaches;

•      government and agency demand for the Company’s products and services and the Company’s ability to comply with government contracting regulations;

•      changes in legislation and regulation, which may impact how the Company provides products and services and how it collects and uses information, particularly relating to the use of personal data;

•      actions by governments that restrict access to our platform in their countries;

•      potentially inadequate protection of IP rights;

•      potential IP infringement claims;

•      the Company’s ability to attract, motivate and retain qualified employees, including members of its senior management team;

•      the Company’s ability to operate in a litigious environment;

•      the Company’s ability to transition successfully to being an independent company;

•      the material weakness in the Company’s internal controls as of December 31, 2018;

•      the Company’s potential need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets;

•      consequences of the long selling cycle to secure new contracts for certain of the Company’s products and services;

•      Thomson Reuters’ historical or future actions, or potential failure to comply with its indemnification obligations;

•      the Company’s obligations and restrictions pursuant to the Tax Receivable Agreement;

•      the Company’s high level of indebtedness;

•      the Company’s status as a foreign private issuer, emerging growth company, holding company and controlled company;

•      other factors beyond the Company’s control.

The forward-looking statements contained in this Report are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

RISK FACTORS

There have been no material changes from the risk factors previously disclosed in the prospectus, as filed with the US Securities and Exchange Commission ("SEC") on September 9, 2019 (SEC File No. 333-233590) ("Prospectus”). Please refer to the “Risk Factors” section of the Prospectus for a discussion of the risks related to our business, the Transactions and our indebtedness.

LEGAL PROCEEDINGS

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For additional discussion of legal proceedings, see “Financial Statements and Supplementary Data” – “Notes to Financial Statements” – Note 16 – “Commitments and Contingencies” in this Report.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements, including the notes thereto, included elsewhere in this Report and the section entitled "Company's Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under sections titled “Cautionary Statement Regarding Forward-Looking Statements” in this Report. “We,” “us,” and “our” as used herein refer to Camelot Holdings (Jersey) Limited and its subsidiaries prior to the consummation of the business combination and to Clarivate Analytics Plc and its subsidiaries (including Camelot Holdings (Jersey) Limited) following the consummation of the business combination. Certain income statement amounts discussed herein are presented on an actual and on a constant currency basis. We calculate constant currency by converting the non-U.S. dollar income statement balances for the most current year to U.S. dollars by applying the average exchange rates of the preceding year. Certain amounts that appear in this section may not sum due to rounding. Capitalized terms used and not otherwise defined herein have the meaning attributed in the Prospectus.

Overview

We offer a collection of high quality, market leading information and analytic products and solutions through our Science and Intellectual Property ("IP") Product Groups. Our Science Product Group consists of our Web of Science and Life Science Product Lines, and our IP Product Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. Our highly curated Web of Science products are offered primarily to universities, helping them navigate scientific literature, facilitate research and evaluate and measure the quality of researchers, institutions and scientific journals across various academic disciplines. Our Life Sciences Product Line offerings serve the content and analytical needs of pharmaceutical and biotechnology companies across the drug development lifecycle, including content on discovery and pre-clinical research, competitive intelligence, regulatory information and clinical trials. Our Derwent Product Line offerings help patent and legal professionals in R&D intensive businesses evaluate the novelty and patentability of new ideas and products to help protect and research trademarks. Our CompuMark products and services allow businesses and legal professionals to access our comprehensive trademark database. Finally, our MarkMonitor offerings include enterprise web domain portfolio management and online brand protection products and services.

Factors Affecting the Comparability of Our Results of Operations

There have been no material changes to the factors affecting the comparability of our results of operations associated with our business previously disclosed in "Company's Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting the Comparability of Our Results of Operations” section in our Prospectus, except as set forth below. The disclosures set forth below updates, and should be read together with, the disclosures in the "Company's Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting the Comparability of Our Results of Operations” section, in our Prospectus.

The Transactions

In January 2019, we entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, the “Merger Agreement”) by and among Churchill, Clarivate Delaware Merger Sub, Jersey Merger Sub, and the Company, which, among other things, provides for (i) Jersey Merger Sub to be merged with and into the Company with the Company being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”, and together with the Jersey Merger the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). The Transactions closed on May 13, 2019. Upon the consummation of the Transactions, our available cash increased by approximately $682.1 million, of which $650.0 million was applied to pay down our existing debt and the remainder was used to pay costs related to the Transactions and for general corporate purposes.

Following the consummation of the Transactions, our ordinary shares and warrants began trading on the NYSE and NYSE American, respectively. Our filings with the SEC and listing on the NYSE have required us to develop the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which may result in increased operating expenses, which we estimate to be approximately $6.6 million per year.

CLARIVATE ANALYTICS PLC

(Dollars in millions, except as noted)

Tax Receivable Agreement

Effective May 10, 2019, the Company entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the shareholders of the Company prior to the Mergers (the "TRA Parties"), including Onex and BPEA. The Tax Receivable Agreement, which is accounted for as a long-term liability for financial reporting purposes, will generally require the Company to pay the TRA Parties 85% of the amount of cash savings, if any, realized (or, in some cases, deemed to be realized) as a result of the utilization of Covered Tax Assets (as defined in the Tax Receivable Agreement). Under the Tax Receivable Agreement, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, taking into account several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the Tax Receivable Agreement are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the Tax Receivable Agreement as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the Tax Receivable Agreement will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the Tax Receivable Agreement is made. Tax Receivable Agreement payments are expected to commence in 2021 (with respect to the 2019 tax year) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30.0 million with respect to the Tax Receivable Agreement payments to be made in 2021 (for taxable periods ending during 2019) and 2022 (for taxable periods ending during 2020), but will not be subject to deferral thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is subject to certain events that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The Tax Receivable Agreement may, subject to certain conditions and deferral rights of the TRA Party Representative, be terminated by the Company at any time. Upon any such termination, the Company’s obligations under the Tax Receivable Agreement would be accelerated. An acceleration of the Company’s obligations under the Tax Receivable Agreement will generally result in the Company being required to make a payment to each applicable TRA Party equal to the present value of future Tax Receivable Agreement payments that we would be obligated to make, calculated using certain assumptions. The Tax Receivable Agreement will remain in effect until all such Covered Tax Assets have been used or expired, unless the agreement is terminated early.

Tax Receivable Agreement Buyout

On August 21, 2019, the Company entered into a Buyout Agreement ("TRA Buyout Agreement"), pursuant to which the Company agreed to terminate all future payment obligations under the Tax Receivable Agreement in exchange for a payment of $200.0 million (the “TRA Termination Payment”). Payment of the TRA Termination Payment is due five business days following receipt by the Company and/or its subsidiaries of net cash proceeds of one or more transactions with sources of equity or debt financing that, together with other sources of cash readily available to the Company and its subsidiaries that we determine to utilize for such purpose, are sufficient to pay the TRA Termination Payment. In the event the TRA Termination Payment has not been fully paid in cash prior to December 31, 2019, the parties’ obligations under the TRA Buyout Agreement will automatically terminate and the Company's obligations under the Tax Receivable Agreement will be unmodified and remain in full force and effect, provided this deadline may be extended upon mutual written consent. The TRA Buyout Agreement requires the Company to use commercially reasonable efforts to obtain debt or equity financing that will permit it to make the TRA Termination Payment prior to December 31, 2019, and the source of the payment is expected to be a combination of either cash on hand, borrowings under the existing Credit Facilities, proceeds from a refinancing of our existing debt and/or issuance of new debt. Effective upon the Company’s payment in full of the TRA Termination Payment, the Company’s obligation to make payments under the Tax Receivable Agreement will terminate. We believe that the termination of the Tax Receivable Agreement will significantly improve our free cash flow profile by eliminating near-term cash outflows of up to $30.0 million annually that the Company was expecting to pay to the TRA Parties starting in early 2021.

Secondary Offering

On September 10, 2019 the Company closed the secondary offering of 34,500,000 ordinary shares by affiliated funds of Onex Corporation and Baring Private Equity Asia Limited (BPEA), together with certain other shareholders, at $16.00 per share. In connection with the secondary offering the Company also incurred additional transaction related expenses. The Company did not receive any of the proceeds from the sale of its ordinary shares by the selling shareholders.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Key Components of Our Results of Operations

Revenues, net

We categorize our revenues into two categories: subscription and transactional.

Subscription.       Subscription-based revenues are recurring revenues that are earned under annual, multi-year, or evergreen contracts, pursuant to which we license the right to use our products to our customers. Revenues from the sale of subscription data and analytics solutions are typically invoiced annually in advance and recognized ratably over the year as revenues are earned. Subscription revenues are driven by annual revenue renewal rates, new subscription business, price increases on existing subscription business and subscription upgrades and downgrades from recurring customers. Substantially all of our historical deferred revenues purchase accounting adjustments are related to subscription revenues.

Transactional.      Transactional revenues are earned under contracts for specific deliverables that are typically quoted on a product, data set or project basis and often derived from repeat customers, including customers that also generate subscription-based revenues. Transactional products and services are invoiced according to the terms of the contract, typically in arrears. Transactional content sales are usually delivered to the customer instantly or in a short period of time, at which time revenues are recognized. Transactional revenues also include, to a lesser extent, professional services, which are typically performed under contracts that vary in length from several months to years for multi-year projects and are typically invoiced based on the achievement of milestones. The most significant components of our transactional revenues include our “clearance searching” and “backfiles” products.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues consists of costs related to the production, servicing and maintenance of our products and are comprised primarily of related personnel costs, such as salaries, benefits and bonuses for employees, fees for contracted labor, and data center services and licensing costs. Cost of revenues also includes the costs to acquire or produce content, royalties payable and non-capitalized R&D expenses. Cost of revenues does not include production costs related to internally generated software, which are capitalized.

Selling, General and Administrative, Excluding Depreciation and Amortization

Selling, general and administrative costs consist primarily of salaries, benefits, commission and bonuses for the executive, finance and accounting, human resources, administrative, sales and marketing personnel, third-party professional services fees, such as legal and accounting expenses, facilities rent and utilities and technology costs associated with our corporate infrastructure.

Depreciation

Depreciation expense relates to our fixed assets, including mainly computer hardware and leasehold improvements, furniture and fixtures. These assets are depreciated over their expected useful lives, and in the case of leasehold improvements over the shorter of their useful life or the duration of the related lease.

Amortization

Amortization expense relates to our finite-lived intangible assets, including mainly databases and content, customer relationships and internally generated computer software. These assets are amortized over periods of between two and 20 years. Definite-lived intangible assets are tested for impairment when indicators are present, and, if impaired, are written down to fair value based on discounted cash flows. No impairment of intangible assets has been identified during any financial period included in our accompanying unaudited condensed consolidated financial statements.

Share-based Compensation

Share-based compensation expense includes costs associated with stock options granted to and certain modifications for certain members of management and expense related to the issuance of shares in connection the Transactions.

Transaction Expenses

Transaction expenses are incurred to complete business combination transactions, including acquisitions and disposals, and typically include advisory, legal and other professional and consulting costs.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Transition, Integration and Other Related Expenses

Transition, integration and other related expenses, including transformation expenses, mainly reflect the costs of transitioning certain activities performed under the Transition Services Agreement by Thomson Reuters and certain consulting costs related to standing up our back-office systems to enable our operation on a stand-alone basis. These costs include labor costs of full time employees currently working on migration projects, including primarily employees whose labor costs are capitalized in other circumstances (such as employees working on application development). In 2019, these costs also relate to the Company's transition expenses incurred following the Transactions.

Legal Settlement

Legal settlement represents a net gain recorded for cash received in relation to closure of a confidential legal matter.

Other Operating Income (Expense)

Other operating income (expense) consists of gains or losses related to legal settlements, the gain or loss on disposal of our assets, asset impairments or write-downs and the consolidated impact of re-measurement of the assets and liabilities of our company and our subsidiaries that are denominated in currencies other than each relevant entity's functional currency.

Interest Expense, net

Interest expense, net consists of expense related to interest on our borrowings under the Term Loan Facility and the Notes, the amortization and write off of debt issuance costs and original issue discount, and interest related to certain derivative instruments.

Benefit (Provision) for Income Taxes

A benefit or provision for income tax is calculated for each of the jurisdictions in which we operate. The benefit or provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The benefit or provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the book and tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Interest accrued related to unrecognized tax benefits and income tax related penalties are included in the provision for income taxes.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions.

Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues

We present Adjusted Revenues, which excludes the impact of the deferred revenue purchase accounting adjustment (recorded in connection with the 2016 Transaction) and the revenues from the IPM Product Line prior to its divestiture. We also present Adjusted Subscription Revenues and Adjusted Transactional Revenues, which exclude the revenues from the IPM Product Line prior to its divestiture. We present these measures because we believe it is useful to readers to better understand the underlying trends in our operations. See “— Certain Non-GAAP Measures — Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues” below for important information on the limitations of adjusted revenues and their reconciliation to the respective revenues measure under U.S. GAAP.

Adjusted EBITDA

Adjusted EBITDA is presented because it is a basis upon which our management assesses our performance and we believe it is useful for investors to understand the underlying trends of our operations. See “— Certain Non-GAAP Measures — Adjusted EBITDA” for important information on the limitations of Adjusted EBITDA and its reconciliation to our Net income (loss) under U.S. GAAP. Adjusted EBITDA represents net income (loss) before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains (losses), costs associated with the Transition Services Agreement, dated July 10, 2016, between Thomson Reuters US LLC and Camelot UK Bidco Limited, a wholly-owned subsidiary of the Company ("Transition Services Agreement"), which we entered into in connection with the 2016 Transaction, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, merger related costs from the Transactions, non-cash income (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance and certain unusual items impacting results in a particular period.

CLARIVATE ANALYTICS PLC

(Dollars in millions, except as noted)

Annualized Contract Value

Annualized Contract Value (“ACV”), at a given point in time, represents the annualized value for the next 12 months of subscription-based client license agreements, assuming that all license agreements that come up for renewal during that period are renewed. License agreements may cover more than one product and the standard subscription period for each license agreement typically runs for no less than 12 months. The renewal period for our subscriptions starts 90 days before the end of the current subscription period, during which customers must provide notice of whether they intend to renew or cancel the license agreement.

An initial subscription period for new customers may be for a term of less than 12 months, in certain circumstances. Some of our customers, however, opt to enter into a full 12-month initial subscription period, resulting in renewal periods spread throughout the calendar year. Customers that license more than one subscription-based product may, at any point during the renewal period, provide notice of their intent to renew only certain subscriptions within the license agreement and cancel other subscriptions, which we typically refer to as a downgrade. In other instances, customers may upgrade their license agreements by adding additional subscription-based products to the original agreement. Our calculation of ACV includes the impact of downgrades, upgrades, price increases and cancellations that have occurred as of the reporting period. For avoidance of doubt, ACV does not include fees associated with transactional revenues.

We monitor ACV because it represents a leading indicator of the potential subscription revenues that may be generated from our existing customer base over the upcoming 12-month period. Measurement of subscription revenues as a key operating metric is particularly relevant because a majority of our revenues are generated through subscription-based products, which accounted for 82.9% and 82.5% in each of the nine month periods ended September 30, 2019 and 2018. We calculate and monitor ACV (excluding the IPM Product Line, which we sold in October 2018, from the first quarter of 2018), as part of our evaluation of our business and trends.

The amount of actual subscription revenues that we earn over any 12-month period are likely to differ from ACV at the beginning of that period, sometimes significantly. This may occur for numerous reasons, including subsequent changes in our revenue renewal rates, license agreement cancellations, upgrades and downgrades, and acquisitions and divestitures.

We calculate the ACV on a constant currency basis to exclude the effect of foreign currency fluctuations.

The following table presents ACV as of the dates indicated:

	September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Annualized Contract Value	$788.7	$759.4	$29.3	3.9%

Annual Revenue Renewal Rates

Our revenues are primarily subscription based, which leads to high revenue predictability. Our ability to retain existing subscription customers is a key performance indicator that helps explain the evolution of our historical results and is a leading indicator of our revenues and cash flows for the subsequent reporting period.

“Revenue renewal rate” is the metric we use to determine renewal levels by existing customers across our Groups, and is a leading indicator of renewal trends, which impact the evolution of our ACV and results of operations. We calculate the revenue renewal rate for a given year-to-date period by dividing (a) the dollar value of existing subscription product license agreements that are renewed during that period, including the value of any product downgrades, by (b) the dollar value of existing subscription product license agreements that come up for renewal in that period. “Open renewals,” which we define as existing subscription product license agreements that come up for renewal, but are neither renewed nor canceled by customers during the applicable reposting period, are excluded from both the numerator and denominator of the calculation. We calculate the revenue renewal rate to reflect the value of product downgrades but not the value of product upgrades upon renewal, because upgrades reflect the purchase of additional services.

CLARIVATE ANALYTICS PLC

(Dollars in millions, except as noted)

The impact of upgrades, new subscriptions and product price increases is reflected in ACV, but not in revenue renewal rates. Our revenue renewal rates were 90.6% and 91.7% (which for the avoidance of doubt, does not reflect the impact of upgrades, new subscriptions or product price increases) for the nine months ended September 30, 2019, and 2018.

Results of Operations

The following table presents the results of operations for the three months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Variance Increase / (Decrease)
	2019	2018	$	%
(in millions, except percentages)	(unaudited)
Revenues, net	$243.0	$242.9	0.1	—%
Cost of revenues, excluding depreciation and amortization	(87.1)	(94.0)	(6.9)	(7.3)%
Selling, general and administrative costs, excluding depreciation and amortization	(96.0)	(92.9)	3.1	3.3%
Share-based compensation expense	(9.6)	(3.7)	5.9	N/M
Depreciation	(2.3)	(3.3)	(1.0)	(30.3)%
Amortization	(41.7)	(57.2)	(15.5)	(27.1)%
Transaction expenses	(8.6)	—	8.6	N/M
Transition, integration and other related expenses	(3.3)	(13.4)	(10.1)	(75.4)%
Legal Settlement	39.4	—	39.4	N/M
Other operating income, net	2.0	2.7	(0.7)	(25.9)%

Total operating expenses	(207.2)	(261.8)	(54.6)	(20.9)%
Income (loss) from operations	35.8	(18.9)	54.7	N/M

Interest expense, net	(23.4)	(32.6)	(9.2)	(28.2)%

Income (loss) before income tax	12.4	(51.5)	63.9	N/M
Provision for income taxes	(1.6)	(3.2)	1.6	50.0%

Net income (loss)	$10.8	$(54.7)	65.5	N/M

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table presents the results of operations for the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,		Variance Increase / (Decrease)
	2019	2018	$	%
(in millions, except percentages)	(unaudited)
Revenues, net	$719.3	$723.2	(3.9)	(0.5)%
Cost of revenues, excluding depreciation and amortization	(264.0)	(301.2)	(37.2)	(12.4)%
Selling, general and administrative costs, excluding depreciation and amortization	(280.8)	(280.6)	0.2	0.1%
Share-based compensation expense	(46.7)	(10.7)	36.0	N/M
Depreciation	(6.5)	(7.9)	(1.4)	(17.7)%
Amortization	(138.7)	(171.9)	(33.2)	(19.3)%
Transaction expenses	(42.1)	(0.6)	41.5	N/M
Transition, integration and other related expenses	(9.8)	(51.3)	(41.5)	(80.9)%
Legal settlement	39.4	—	39.4	N/M
Other operating income, net	3.2	1.8	1.4	77.8%

Total operating expenses	(746.0)	(822.4)	(76.4)	(9.3)%
Loss from operations	(26.7)	(99.2)	72.5	73.1%

Interest expense, net	(93.9)	(95.9)	(2.0)	(2.1)%

Loss before income tax	(120.6)	(195.1)	74.5	38.2%
Provision for income taxes	(5.6)	(3.6)	(2.0)	(55.6)%

Net loss	$(126.2)	$(198.7)	72.5	36.5%

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Three and Nine Months Ended September 30, 2019 Compared to Three and Nine Months Ended September 30, 2018

Revenues, Net

Revenues, net of $243.0 million for the three months ended September 30, 2019, remained consistent increasing by $0.1 million, or 0.0%, from $242.9 million for the three months ended September 30, 2018. On a constant currency basis, Revenues, net increased $1.0 million, or 0.4% for the three months ended September 30, 2019. Revenues, net of $719.3 million for the nine months ended September 30, 2019, decreased by $3.9 million, or 0.5%, from $723.2 million for the nine months ended September 30, 2018. On a constant currency basis, Revenues, net increased $1.7 million, or 0.2% for the nine months ended September 30, 2019.

Adjusted Revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased $7.5 million, or 3.2%, to $243.1 million in the third quarter of 2019 from $235.6 million in the third quarter of 2018. On a constant currency basis, Adjusted Revenues increased $8.4 million, or 3.6% in the third quarter of 2019. For the nine months ended September 30, 2019, Adjusted Revenues increased $13.9 million, or 2.0%, to $719.7 million for the nine months ended September 30, 2019 from $705.8 million for the nine months ended September 30, 2018. On a constant currency basis, Adjusted Revenues increased $19.5 million, or 2.8% for the nine months ended September 30, 2019. For an explanation of our calculation of Adjusted Revenues and the limitations as to its usefulness, see “— Certain Non-GAAP Measures — Adjusted Revenues.”

The following tables present the amounts of our subscription and transactional revenues for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Three Months Ended September 30,		Total Variance	Total Variance	Divested IPM		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	Product Line	FX Impact	Business
Subscription revenues	$200.8	$204.3	$(3.5)	(1.7)%	(3.3)%	(0.3)%	2.0%

Transactional revenues	42.3	39.1	3.2	8.2%	(2.6)%	(0.5)%	11.2%

Deferred revenues adjustment (1)	(0.1)	(0.5)	0.4	80.0%	0.0%	0.0%	0.0%

Revenues, net	$243.0	$242.9	$0.1	0.0%	(3.2)%	(0.4)%	3.5%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

Subscription revenues decreased by $3.5 million, or 1.7% for the three months ended September 30, 2019. On a constant currency basis, subscription revenues decreased by $2.8 million, or 1.4%. The decrease in subscription revenues is due to a decrease resulting from the IPM Product Line divestiture, partly offset by price increases and new business within the Science Product Group and IP Product Group.

Transactional revenues increased by $3.2 million, or 8.2% for the three months ended September 30, 2019. On a constant currency basis, transactional revenues increased by $3.4 million, or 8.6%. The increase in transactional revenues reflects our timing, product and sales strategy within the Science and IP Product Group partly offset by a decrease due to the IPM Product Line divestiture. Ongoing business increased on a constant currency basis by $4.4 million, or 11.2% for the three months ended September 30, 2019, driven by increased Backfile sales in our Science and IP Groups, together with timing benefits from new standard releases.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Three Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
Adjusted subscription revenues	$200.8	$197.5	3.3	1.7%	(0.4)%	2.0%

Adjusted transactional revenues	42.3	38.1	4.2	11.0%	(0.5)%	11.6%

Deferred revenues adjustment (1)	(0.1)	(0.5)	0.4	80.0%	0.0%	0.0%

IPM Product Line (2)	—	7.8	(7.8)	(100.0)%	0.0%	0.0%

Revenues, net	$243.0	$242.9	$0.1	0.0%	(0.4)%	3.5%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the three month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

Adjusted subscription revenues increased by $3.3 million, or 1.7% for the three months ended September 30, 2019. On a constant currency basis, adjusted subscription revenues increased by $4.0 million, or 2.0%. The increase in adjusted subscription revenues is primarily due to price increases and new business within the Science Product Group and IP Product Group.

Adjusted transactional revenues increased by $4.2 million, or 11.0% for the three months ended September 30, 2019. On a constant currency basis, adjusted transactional revenues increased by $4.4 million, or 11.6%. The increase in adjusted transactional revenues reflects timing and our strategy within the Science and IP Product Group driven by increased Backfile sales in our Science and IP Groups, along with the sales of the biannually published BPVC standards.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Nine Months Ended September 30,		Total Variance	Total Variance	Divested IPM		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	Product Line	FX Impact	Business
Subscription revenues	$596.1	$596.4	$(0.3)	(0.1)%	(2.9)%	(0.7)%	3.6%

Transactional revenues	123.6	129.7	(6.1)	(4.7)%	(2.2)%	(1.0)%	(1.5)%

Deferred revenues adjustment (1)	(0.4)	(2.9)	2.5	86.2%	0.0%	0.0%	0.0%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(2.8)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

Subscription revenues remained consistent, decreasing by $0.3 million, or 0.1% for the nine months ended September 30, 2019. On a constant currency basis, subscription revenues increased by $4.0 million, or 0.7%. Subscription revenues from ongoing business reported increases primarily due to price increases and new business within the Science Product Group and IP Product Group, but revenue growth was offset by a decrease due to the IPM Product Line divestiture.

Transactional revenues decreased by $6.1 million, or 4.7% for the nine months ended September 30, 2019. On a constant currency basis, transactional revenues decreased by $4.8 million, or 3.7%. The decline in transactional revenues reflect timing and product offerings within the IP Product Group coupled with a decrease due to the IPM Product Line divestiture.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Nine Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
Adjusted subscription revenues	$596.1	$578.9	$17.2	3.0%	(0.7)%	3.7%

Adjusted transactional revenues	123.6	126.9	(3.3)	(2.6)%	(1.0)%	(1.6)%

Deferred revenues adjustment (1)	(0.4)	(2.9)	2.5	86.2%	0.0%	0.0%

IPM Product Line (2)	—	20.3	(20.3)	(100.0)%	0.0%	0.0%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the nine month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

Adjusted subscription revenues increased by $17.2 million, or 3.0% for the nine months ended September 30, 2019. On a constant currency basis, adjusted subscription revenues increased by $21.5 million, or 3.7%. Adjusted subscription revenues from ongoing business increased primarily due to price increases and new business within the Science Product Group and IP Product Group.

Adjusted transactional revenues decreased by $3.3 million, or 2.6% for the nine months ended September 30, 2019. On a constant currency basis, adjusted transactional revenues decreased by $2.0 million, or 1.6%. The decrease in adjusted transactional revenues reflect timing and the conversion of Patent Search services contracts to subscriptions.

The table below presents our revenue split by geographic region for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Geography	Three Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
North America	$108.7	$106.6	$2.1	2.0%	(0.1)%	2.1%

Europe	59.2	60.5	(1.3)	(2.1)%	(2.0)%	(0.2)%

APAC	56.2	51.2	5.0	9.8%	0.8%	9.0%

Emerging Markets	19.0	17.3	1.7	9.8%	(0.1)%	10.0%

Deferred revenues adjustment (1)	(0.1)	(0.5)	0.4	80.0%	—%	—%

IPM Product Line (2)	—	7.8	(7.8)	(100.0)%	—%	—%

Revenues, net	$243.0	$242.9	$0.1	—%	(0.4)%	3.5%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the nine month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

On a constant currency basis, North America revenues increased by $2.2 million, or 2.1%, due to flat subscription revenues and improved transactional revenues. On a constant currency basis, Europe revenues remained flat (decreased by $0.1 million, or 0.2%), primarily reflecting consistent subscription and transactional revenues. On a constant currency basis, APAC revenues increased $4.6 million, or 9.0%, due to improved subscription revenues. On a constant currency basis, Emerging Markets revenue increased by $1.7 million, or 10.0%, due to improved subscription and transactional revenues.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Geography	Nine Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
North America	$327.2	$320.5	$6.7	2.1%	(0.1)%	2.2%

Europe	179.0	180.7	(1.7)	(0.9)%	(2.7)%	1.7%

APAC	160.9	154.1	6.8	4.4%	(0.1)%	4.5%

Emerging Markets	52.6	50.5	2.1	4.2%	(0.6)%	4.8%

Deferred revenues adjustment (1)	(0.4)	(2.9)	2.5	86.2%	—%	—%

IPM Product Line (2)	—	20.3	(20.3)	(100.0)%	—%	—%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the nine month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

On a constant currency basis, North America revenues increased by $7.1 million, or 2.2%, primarily due to improved subscription revenues partially offset by a decline in transactional revenues. On a constant currency basis, Europe revenues increased by $3.1 million, or 1.7%, primarily due to improved subscription revenues. On a constant currency basis, APAC revenues increased $6.9 million, or 4.5%, due to improved subscription revenues. On a constant currency basis, Emerging Markets revenue increased by $2.4 million, or 4.8%, due to improved transactional revenues.

The following tables, and the discussion that follows, present our revenues by Group for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Product Group	Three Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
Science Product Group	$136.0	$131.8	$4.2	3.2%	(0.2)%	3.3%

IP Product Group	107.1	103.8	3.3	3.2%	(0.7)%	3.9%

Deferred revenues adjustment (1)	(0.1)	(0.5)	0.4	80.0%	—%	—%

IPM Product Line (2)	—	7.8	(7.8)	(100.0)%	—%	—%

Revenues, net	$243.0	$242.9	$0.1	—%	(0.4)%	3.5%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the three month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Science Product Group: Revenues of $136.0 million for the three months ended September 30, 2019 increased $4.2 million, or 3.2% from $131.8 million for the three months ended September 30, 2018 . On a constant currency basis, revenues increased by $4.4 million, or 3.3%, driven by subscription and transactional revenues growth. The increases in subscription revenues were mainly due to new subscription business and price increases on our subscription revenue products across our Product Lines, reflecting our product and sales strategies to enhance our subscription product offerings. The increases in transactional revenues reflect timing and increases in the sales of Backfiles.

IP Product Group: Revenues of $107.1 million for the three months ended September 30, 2019 increased $3.3 million, or 3.2% from $103.8 million for the three months ended September 30, 2018 . On a constant currency basis, revenue increased $4.0 million, or 3.9%, driven by subscription and transactional revenue. The increases in subscription revenues were mainly due to new subscription business and price increases on our subscription revenue products across our Product Lines, reflecting our product and sales strategies to enhance our subscription product offerings, paired with revenue growth from TradeMarkVision. The increases in transactional revenues reflect higher IP Backfile sales coupled with new standards released during the quarter.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Product Group	Nine Months Ended September 30,		Total Variance	Total Variance		Ongoing
(in millions, except percentages)	2019	2018	(Dollars)	(Percentage)	FX Impact	Business
Science Product Group	$401.2	$390.2	$11.0	2.8%	(0.5)%	3.3%

IP Product Group	318.5	315.6	2.9	0.9%	(1.2)%	2.1%

Deferred revenues adjustment (1)	(0.4)	(2.9)	2.5	86.2%	—%	—%

IPM Product Line (2)	—	20.3	(20.3)	(100.0)%	—%	—%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the nine month period ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

Science Product Group: Revenues of $401.2 million for the nine months ended September 30, 2019 increased by $11.0 million, or 2.8%, from $390.2 million for the nine months ended September 30, 2018. On a constant currency basis, revenue increased by $12.9 million, or 3.3%, driven by subscription revenue, which increased mainly due to new subscription business and net price increases on our subscription revenue products across our Product Lines, reflecting our product and sales strategy to enhance our subscription product offerings. Transactional revenues remained unchanged.

IP Product Group: Revenues of $318.5 million for the nine months ended September 30, 2019 increased by $2.9 million, or 0.9%, from $315.6 million for the nine months ended September 30, 2018. On a constant currency basis, revenue increased $6.6 million, or 2.1%, driven by subscription revenue, which increased mainly due to net price increases on our subscription revenue products and new subscription business across our Product Lines, paired with revenue growth from TradeMarkVision, partially offset by lower transactional revenues reflecting timing and our product and sales strategy to change the mix in favor of subscription product offerings within the IP Product Group.

Cost of Revenues, Excluding Depreciation and Amortization

Cost of revenues of $87.1 million for the three months ended September 30, 2019 decreased by $6.9 million, or 7.3%, from $94.0 million for the three months ended September 30, 2018. Cost of revenues of $264.0 million for the nine months ended September 30, 2019 decreased by $37.2 million, or 12.4%, from $301.2 million for the nine months ended September 30, 2018. On a constant currency basis, cost of revenues decreased by $5.8 million and $32.7 million, or 6.2% and 10.9%, for the three and nine months ended September 30, 2019, respectively. On a constant currency basis, costs of revenues decreased due to a decrease in Transition Services Agreement data center costs and a decrease in costs associated with the divestiture of the IPM Product Line.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Selling, General and Administrative, Excluding Depreciation and Amortization

Selling, general and administrative expense of $96.0 million for the three months ended September 30, 2019, increased by $3.1 million, or 3.3%, from $92.9 million for the three months ended September 30, 2018. On a constant currency basis, Selling, general and administrative expenses increased by $4.4 million, or 4.7%, for the three months ended September 30, 2019, reflecting an increase in employee related costs substantially offset by a decrease in Transition Services Agreement costs, certain business operating costs and costs associated with the divestiture of the IPM Product Line.

Selling, general and administrative expense of $280.8 million for the nine months ended September 30, 2019 remains consistent increasing by $0.2 million, or 0.1%, from $280.6 million for the nine months ended September 30, 2018 . On a constant currency basis, Selling, general and administrative expenses increased by $4.1 million, 1.5%, for the nine months ended September 30, 2019, reflecting a decrease in consulting costs, Transition Services Agreement costs and costs associated with the divestiture of the IPM Product Line substantially offset by an increase in employee related costs.

Share-based Compensation

Share-based compensation expense of $9.6 million for the three months ended September 30, 2019 increased by $5.9 million, or from $3.7 million for the three months ended September 30, 2018. Share based compensation for the nine months ended September 30, 2019 of $46.7 million increased by $36.0 million from $10.7 million for the nine months ended September 30, 2018. The increases in the three and nine month periods ended September 30, 2019 were largely due to accelerated vesting, additional awards granted, and expense related to the Transactions.

Depreciation

Depreciation of $2.3 million for the three months ended September 30, 2019 decreased by $1.0 million, or 30.3% from $3.3 million for the three months ended September 30, 2018 . Depreciation of $6.5 million for the nine months ended September 30, 2019, decreased by $1.4 million, or 17.7%, from $7.9 million for the nine months ended September 30, 2018 . The decreases in the three and nine month periods ended September 30, 2019 were driven by the run-off of previously purchased capital expenditures and was partially offset by new purchases of fixed assets.

Amortization

Amortization of $41.7 million for the three months ended September 30, 2019 decreased by $15.5 million, or 27.1%, from $57.2 million for the three months ended September 30, 2018, and amortization of $138.7 million for the nine months ended September 30, 2019 decreased by $33.2 million, or 19.3%, from $171.9 million for the nine months ended September 30, 2018. The decreases in the three and nine month periods ended September 30, 2019 were predominately related to intangible assets acquired in connection with the 2016 Transaction that are now fully amortized, coupled with the divestiture of the IPM Product Line and related assets.

Transaction Expenses

For the three months ended September 30, 2019, transaction expenses amounted to $8.6 million. There were no transaction expenses for the three months ended September 30, 2018. The increase in the three month period was due to costs incurred in association with the closing of a secondary offering of 34,500,000 ordinary shares (the "Secondary Offering") and increases in the estimate of contingent payments for acquisition related earn-outs. Transaction expenses of $42.1 million for the nine months ended September 30, 2019, increased by $41.5 million from $0.6 million for the nine months ended September 30, 2018 . The increases in the nine month period ended September 30, 2019 was due to costs incurred in association with the Churchill Merger Transaction and increases in the estimate of contingent payments for acquisition related earn-outs

Transition, Integration, and Other Related Expenses

Transition, integration, and other expenses of $3.3 million for the three months ended September 30, 2019, decreased by $10.1 million, or 75.4%, from $13.4 million for the three months ended September 30, 2018. Transition, integration, and other expenses of $9.8 million for the nine months ended September 30, 2019, decreased by $41.5 million, or 80.9%, from $51.3 million for the nine months ended September 30, 2018. The decrease in the three and nine month periods ended September 30, 2019 reflects the slowing pace of costs incurred in connection with establishing our standalone company infrastructure following the 2016 Transaction and the Transactions.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Legal Settlement

The three months ended September 30, 2019 includes a gain on a confidential legal settlement of $39.4 million.

Interest Expense, net

Interest expense, net of $23.4 million for the three months ended September 30, 2019, decreased by $9.2 million, or 28.2% from $32.6 million for the three months ended September 30, 2018. Interest expense, net of $93.9 million for the nine months ended September 30, 2019 decreased by $2.0 million, or 2.1%, from $95.9 million for the nine months ended September 30, 2018. The decreases in the three and nine month periods ended September 30, 2019 were due to lower interest payments from the voluntary prepayment of the Term Loan in connection with the close of the Transactions, partially offset by the write down of deferred financing charges and original issuance discount on the Term Loan in proportion to the principal paydown.

Provision for Income Taxes

There was a provision of $1.6 million for the three months ended September 30, 2019, compared to a provision of $3.2 million for income taxes for the three months ended September 30, 2018, and a provision of $5.6 million for the nine months ended September 30, 2019 compared to a provision of $3.6 million for the nine months ended September 30, 2018. The tax benefit/expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Certain Non-GAAP Measures

We include non-GAAP measures in this Report, including Adjusted Revenues, Adjusted EBITDA, and Free Cash Flow, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business. Although we believe these measures are useful for investors for the same reasons, we recommend users of the financial statements to note these measures are not a substitute for U.S. GAAP financial measures or disclosures. We provide reconciliations of these non-GAAP measures to the corresponding most closely related U.S. GAAP measure.

Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues

We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the 2016 Transaction) and the revenues from the IPM Product Line prior to its divestiture. We also present Adjusted Subscription and Adjusted Transactional Revenues, which excludes the revenues from the IPM Product Line prior to its divestiture. We present these measures because we believe it is useful to readers to better understand the underlying trends in our operations.

Our presentation of Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues is presented for informational purposes only and is not necessarily indicative of our future results. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only using non-GAAP measures for supplementary analysis.

The following table presents our calculation of Adjusted Revenues for the three and nine months ended September 30, 2019 and 2018 and a reconciliation of this measure to our Revenues, net for the same periods:

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$243.0	$242.9	$0.1	—%
Deferred revenues adjustment	0.1	0.5	(0.4)	(80.0)%
Revenue attributable to IPM Product Line	—	(7.8)	7.8	100.0%
Adjusted revenues	$243.1	$235.6	$7.5	3.2%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%
Deferred revenues adjustment	0.4	2.9	(2.5)	(86.2)%
Revenue attributable to IPM Product Line	—	(20.3)	20.3	100.0%
Adjusted revenues	$719.7	$705.8	$13.9	2.0%

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table presents our calculation of Adjusted Subscription Revenues and Adjusted Transactional Revenues for the three and nine months ended September 30, 2019 and 2018 and a reconciliation of this measure to Note 13 – "Revenue Recognition", net for the same periods:

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Subscription revenues	$200.8	$204.3	$(3.5)	(1.7)%
Revenue attributable to IPM Product Line	—	(6.8)	6.8	100.0%
Adjusted subscription revenues	$200.8	$197.5	$3.3	1.7%

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Transactional revenues	$42.3	39.1	$3.2	8.2%
Revenue attributable to IPM Product Line	—	(1.0)	1.0	100.0%
Adjusted transactional revenues	$42.3	$38.1	$4.2	11.0%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Subscription revenues	$596.1	$596.4	$(0.3)	(0.1)%
Revenue attributable to IPM Product Line	—	(17.5)	17.5	100.0%
Adjusted subscription revenues	$596.1	$578.9	$17.2	3.0%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Transactional revenues	$123.6	$129.7	$(6.1)	(4.7)%
Revenue attributable to IPM Product Line	—	(2.8)	2.8	100.0%
Adjusted transactional revenues	$123.6	$126.9	$(3.3)	(2.6)%

Adjusted EBITDA

We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. Our definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures. We calculate Adjusted EBITDA by using net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, Adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only use Adjusted EBITDA for supplementary analysis.

The following table presents our calculation of Adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018 and reconciles these measures to our Net loss for the same periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2019	2018	2019	2018
Net income (loss)	$10.8	$(54.7)	$(126.2)	$(198.7)
Benefit for income taxes	1.6	3.2	5.6	3.6
Depreciation and amortization	43.9	60.5	145.2	179.8
Interest, net	23.4	32.6	93.9	95.9
Transition Services Agreement costs(1)	2.7	11.6	10.5	48.2
Transition, transformation and integration expense(2)	11.5	14.2	25.3	55.6
Deferred revenues adjustment(3)	0.1	0.5	0.4	2.9
Transaction related costs(4)	8.6	—	42.1	0.6
Share-based compensation expense	9.6	3.7	46.7	10.7
IPM adjusted operating margin (5)	—	(2.9)	—	(5.9)
Legal Settlement	(39.4)	—	(39.4)	—
Other(6)	4.2	(2.4)	5.5	4.4
Adjusted EBITDA	$77.0	$66.3	$209.6	$197.1

(1) Includes accruals for payments to our Former Parent under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. Amounts incurred for the three and nine months ended September 30, 2019 also relate to the Company's transition expenses incurred following the Transactions.

(3) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

(4) Includes consulting and accounting costs associated with the Transactions in 2019, the sale of the IPM Product Line and tuck-in acquisitions.

(5) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(6) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Free Cash Flow

We use free cash flow in our operational and financial decision-making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt.

Our presentation of free cash flow should not be construed as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results.

We define free cash flow as net cash provided by operating activities less capital expenditures. For further discussion on free cash flow, including a reconciliation to cash flows provided by operating activities refer to “— Liquidity and Capital Resources — Cash Flows" below.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions, other commitments and contractual obligations. Our principal sources of liquidity include cash from operating activities, cash and cash equivalents on our consolidated balance sheet and amounts available under our $175.0 million revolving credit facility (the "Revolving Credit Facility"). We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.

Our cash flows from operations are generated primarily from payments from our subscription customers. As described above, the standard term of a subscription is typically 12 months. When a customer enters into a new subscription agreement, or submits a notice to renew their subscription, we typically invoice for the full amount of the subscription period, record the balance to deferred revenues, and ratably recognize the deferral throughout the subscription period. As a result, we experience cash flow seasonality throughout the year, with a heavier weighting of operating cash inflows occurring during the first half, and particularly first quarter, of the year, when most subscription invoices are sent, as compared to the second half of the year.

We require and will continue to need significant cash resources to, among other things, meet our debt service requirements under the Credit Facilities (as defined below), the Notes (as defined below) fund future and any future indebtedness, fund our working capital requirements, make capital expenditures (including related to product development), TRA payments and expand our business through acquisitions. Based on our forecasts, we believe that cash flow from operations, available cash on hand and available borrowing capacity under our Revolving Credit Facility will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. We have an obligation under the TRA settlement to pay $200,000 with 5 days of successful refinancing of our existing debt. If not competed by December 31, 2019 the parties’ obligations under the TRA Buyout Agreement will automatically terminate and the Company's obligations under the Tax Receivable Agreement will be unmodified and remain in full force and effect, provided this deadline may be extended upon mutual written consent. Our future capital requirements will depend on many factors, including the number of future acquisitions, data center infrastructure investments, and the timing and extent of spending to support product development efforts. We could be required, or could elect, to seek additional funding through public or private equity or debt financings; however, additional funds may not be available on terms acceptable to us.

We had cash and cash equivalents of $88.8 million and $25.6 million as of September 30, 2019 and December 31, 2018, respectively. We had approximately $1,342.5 million of debt as of September 30, 2019, consisting primarily of $842.5 million in borrowings under our Term Loan Facility (as defined below), and $500.0 million in outstanding principal of Notes with no borrowings under our Revolving Credit Facility as of the date. As of December 31, 2018, we had approximately $2,029.0 million of debt, consisting primarily of $1,484.0 million in borrowings under our Term Loan Facility, $500.0 million in outstanding principal of Notes and $45.0 million of borrowings under our Revolving Credit Facility. Using the proceeds from the Transactions, we repaid our Revolving Credit Facility in full and repaid $630.0 million under our Term Loan Facility. See “—Debt Profile” below.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Cash Flows

The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Nine Months Ended September 30,
(in millions)	2019	2018
Net cash provided by operating activities	$112.4	$25.0
Net cash used in investing activities	(46.3)	(39.7)
Net cash used in financing activities	(4.1)	(7.5)
Effect of exchange rates	1.2	(1.6)
Increase (decrease) in cash and cash equivalents, and restricted cash	63.2	(23.8)
Cash and cash equivalents, and restricted cash beginning of the year	25.6	77.5
Less: Cash included in assets held for sale, end of period	—	25.4
Cash and cash equivalents, and restricted cash end of the period	$88.8	$28.3

Cash Flows Provided by Operating Activities

Net cash provided by operating activities consists of net income (loss) adjusted for non-cash items, such as: depreciation and amortization of property and equipment and intangible assets, deferred income taxes, share-based compensation, deferred finance charges and for changes in net working capital assets and liabilities.

Net cash provided by operating activities was $112.4 million and $25.0 million for the nine months ended September 30, 2019 and September 30, 2018, respectively. The $112.4 million of net cash from operating activities for the nine months ended September 30, 2019 included net loss of $126.4 million off set with $198.4 million of non-cash adjustments and changes in operating assets and liabilities of $40.4 million. The improvement in operating cash flows was driven by a lower operating loss, which included the impact of a $39.4 million gain on legal settlement and a decrease in Transition, integration and other related expenses of $41.5 million. In addition, significant improvements in working capital component changes in the nine months ended September 30, 2019 relate to: (1) an increase in the change in cash flows for accounts receivable reflecting the collection of receivables related to the annual renewals and (2) an increase in the change of accrued expenses due to timing of receipt of vendor bills.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $46.3 million for the nine months ended September 30, 2019. Cash flows used in investing is attributable to: (1) $43.7 million in capital expenditures and (2) $2.6 million of key business intangible assets acquired from SequenceBase.

Net cash used in investing activities was $39.7 million for the nine months ended September 30, 2018. Cash flows used in investing is attributable to: (1) $36.2 million in capital expenditures and (2) $3.5 million for the acquisition of Kopernio, an artificial technology startup.

Our capital expenditures in both 2019 and 2018 consisted primarily of capitalized labor, consulting and other costs associated with product development.

Cash Flows Used in Financing Activities

Net cash used in financing activities was $4.1 million for the nine months ended September 30, 2019. Key drivers of cash flows used in financing include: (1) Payment of $630.0 million on the Term Loan Facility upon consummation of the Transaction with Churchill, (2) $50.0 million repayment of borrowings under the Revolving Credit Facility and (3) $11.5 million of recurring Term Loan Facility principal repayments. This activity was offset by cash flows provided by financing related to: (1) $682.1 million of proceeds from the Transactions, net of cash acquired, (2) $5.0 million in proceeds from the Revolving Credit Facility and (3) $0.3 million related to the issuance of ordinary shares.

Net cash used in financing activities was $7.5 million for the nine months ended September 30, 2018. Key drivers of cash flows used in financing include: (1) $30.0 million repayment of borrowings under the Revolving Credit Facility, (2) $11.5 million of recurring Term Loan Facility principle repayments, and (3) $2.5 million for the acquisition of Kopernio. This activity was offset by cash flows provided by financing related to: (1) $35 million in proceeds from the Revolving Credit Facility and (2) $1.4 million related to issuance of common stock.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Free Cash Flow (non-GAAP measure)

The following table reconciles our non-GAAP free cash flow measure to net cash provided by operating activities

	Nine Months Ended September 30,
(in millions)	2019	2018
Net cash provided by operating activities	$112.4	$25.0
Capital expenditures	(43.7)	(36.2)
Free cash flow	$68.7	$(11.2)

Free cash flow was $68.7 million for the nine months ended September 30, 2019, compared to a use of $11.2 million for the nine months ended September 30, 2018. The increase in free cash flow was primarily due to higher net cash provided by operating activities.

Required Reported Data —Standalone Adjusted EBITDA

We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Company’s credit agreement, dated as of October 3, 2016, governing the Term Loan Facility and the Revolving Credit Facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture governing the Company’s Notes (the “Indenture”). Standalone Adjusted EBITDA is substantially similar to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively. In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants. Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA for cost savings already implemented and excess standalone costs.

Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business.

Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs. We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs. Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure. Since our separation from our Former Parent, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter. Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period.

Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income for the trailing 12-month period (defined in the Credit Agreement and the Indenture as our U.S. GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including: taxes, interest expense, depreciation and amortization, non-cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run-rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

The following table reconciles Standalone Adjusted EBITDA to our Net loss for the periods presented:

	Twelve Months Ended September 30,
	2019	2018
(in millions)
Net loss	$(169.6)	$(245.7)
(Benefit) provision for income taxes	7.6	(17.2)
Depreciation and amortization	202.6	237.0
Interest, net	128.9	132.6
Transition Services Agreement costs(1)	18.1	63.2
Transition, transformation and integration expense(2)	38.9	80.1
Deferred revenues adjustment(3)	0.6	7.4
Transaction related costs(4)	43.9	1.7
Gain on sale of IPM Product Line	(36.1)	—
Share-based compensation expense	49.7	15.1
Tax indemnity asset (5)	33.8	—
IPM adjusted operating margin (6)	—	(7.3)
Legal settlement	(39.4)	—
Other(7)	6.9	8.9
Adjusted EBITDA	285.9	275.8
Realized foreign exchange gain	(2.0)	-
Cost savings(8)	11.6	10.2
Excess standalone costs(9)	28.7	23.5
Standalone Adjusted EBITDA	$324.2	$309.5

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred in connection with and after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. Amounts incurred for the twelve months ended September 30, 2019 also relate to the Company's transition expenses incurred following the Transactions.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction.

(4) Includes consulting and accounting costs associated with the Transactions in 2019, the sale of the IPM Product Line and tuck-in acquisitions.

(5) Reflects the write down of a tax indemnity asset.

(6) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(7) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

(8) Reflects the estimated annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the period (exclusive of any cost reductions in our estimated standalone operating costs).

(9) Reflects the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs, which were as follows:

	Twelve Months Ended September 30,
(in millions)	2019	2018
Actual standalone company infrastructure costs	$159.8	$150.1
Steady state standalone cost estimate	(131.1)	(126.6)
Excess standalone costs	$28.7	$23.5

The foregoing adjustments (8) and (9) are estimates and are not intended to represent pro forma adjustments presented within the guidance of Article 11 of Regulation S-X. Although we believe these estimates are reasonable, actual results may differ from these estimates, and any difference may be material. See “Cautionary Note Regarding Forward-Looking Statements”

Debt Profile

There have been no material changes to the debt profile associated with our business previously disclosed in the “Debt Profile” section in our Prospectus, except as discussed above and further set forth below. The disclosures set forth below updates, and should be read together with, the disclosures in the “Debt Profile" section, in our Prospectus.

The Credit Facilities are secured by substantially all of our assets and the assets of all of our U.S. restricted subsidiaries and certain of our non-U.S. subsidiaries, including those that are or may be borrowers or guarantors under the Credit Facilities, subject to customary exceptions. The Credit Agreement governing the Credit Facilities contains customary events of default and restrictive covenants that limit us from, among other things, incurring certain additional indebtedness, issuing preferred stock, making certain restricted payments and investments, certain transfers or sales of assets, entering into certain affiliate transactions or incurring certain liens. These Credit Agreement limitations are subject to customary baskets, including certain limitations on debt incurrence and issuance of preferred stock, subject to compliance with a consolidated coverage ratio of Consolidated EBITDA (as defined in the Credit Agreement), a measure substantially similar to our Standalone Adjusted EBITDA disclosed above under “— Required Reported Data — Standalone Adjusted EBITDA”, to interest and other fixed charges on certain debt (as defined in the Credit Agreement) of 2.00 to 1.00. In addition, the Credit Agreement requires us to comply with a springing financial covenant pursuant to which, as of the third quarter of 2019, we must not exceed a total first lien net leverage ratio (as defined under the Credit Agreement) of 7.00 to 1.00, to be tested on the last day of any quarter only when more than 30% of the Revolving Credit Facility (excluding (i) non-cash collateralized, issued and undrawn letters of credit in an amount up to $10.0 million and (ii) any cash collateralized letters of credit) is utilized at such date. As of September 30, 2019, our consolidated coverage ratio was 2.91 to 1.00 and our consolidated leverage ratio was 2.33 to 1.00. As of the date of this Report, we are in compliance with the covenants in the Credit Agreement. Upon the close of the Transactions, the Company made a voluntary prepayment of $630.0 million toward the Company’s Term Loan Facility and $20.0 million toward the Company's Revolving Credit Facility in accordance with the Credit Facility. In addition, the Company wrote down (and recognized related expense of) $7.7 million of deferred financing charges and $1.4 million of Term Loan Facility discount in connection with the repayment of debt in the second quarter of 2019. During the nine months ended September 30, 2019, the Company paid down an additional $30.0 million drawn on the Revolving Credit Facility prior to the close of the Transactions.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Commitments and Contingencies

Our contingent liabilities consist primarily of letters of credit and performance bonds and other similar obligations in the ordinary course of business. Additionally, we have agreed to pay the former shareholders of acquired companies Publons Limited, which we acquired in June 2017 ("Publons"); TradeMarkVision USA, LLC, which we acquired in October 2018 ("TradeMarkVision"), and Kopernio certain amounts in conjunction with such acquisitions. Regarding the Publons acquisition, we agreed to pay the former shareholders up to an additional $9.5 million through 2020. Regarding the TradeMarkVision acquisition, the Company agreed to pay former shareholders earn-out payments through 2020. Regarding the Kopernio acquisition, we agreed to pay contingent consideration of up to $3.5 million through 2021. Amounts payable are contingent upon Publons’, TrademarkVision’s and Kopernio’s achievement of certain milestones and performance metrics. As of September 30, 2019, we had an outstanding liability for Publons of $4.4 million related to the estimated fair value of this contingent consideration included in Accrued expenses and Other current liabilities. As of September 30, 2019, we had an outstanding liability for TradeMarkVision of $7.7 million related to the estimated fair value of this contingent consideration, relating to a compensation earn-out which was included in Other current liabilities in the Consolidated Balance Sheets. The Company paid $0.9 million of the contingent purchase price in the nine months ended September 30, 2019, as a result of Kopernio achieving the first tier of milestones and performance metrics. As of September 30, 2019, we recognized over the concurrent service period an outstanding liability for Kopernio of $0.7 million related to the estimated fair value of this contingent compensation earn-out. The liability is included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Off Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations

We have various contractual obligations and commercial commitments that are recorded as liabilities in our financial statements. Other items, such as purchase obligations and other executory contracts, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed.

There have been no material changes, outside of the ordinary course of business, to our contractual obligations as previously disclosed in the Prospectus, except as discussed below.

The Company entered into the Tax Receivable Agreement prior to the consummation of the Mergers. The total long-term liability for the Company’s Tax Receivable Agreement is $264.6 million as of September 30, 2019, but may increase up to $507.3 million if all Covered Tax Assets (as defined in the TRA) are utilized. Under the Tax Receivable Agreement, the aggregate reduction in income taxes payable will be computed by comparing the actual tax liability of the Company and its subsidiaries with the estimated tax liability of applicable entities had such entities not been able to utilize the Covered Tax Assets, taking into account several assumptions including, for example, that the relevant entities will pay U.S. state and local taxes at a rate of 7%, the tax assets existing at the time of the Company’s entry into the Tax Receivable Agreement are deemed to be utilized and give rise to a tax savings before certain other tax benefits, and certain asset or equity transfers by certain of the Company’s subsidiaries will be treated under the Tax Receivable Agreement as giving rise to tax benefits associated with the Covered Tax Assets implicated by such asset or equity transfers. Payments under the Tax Receivable Agreement will generally be made annually in cash, and the amounts payable will be subject to interest from the due date (without extensions) of the applicable tax filing that reflects a covered savings until the payment under the Tax Receivable Agreement is made. Tax Receivable Agreement payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30.0 million for payments to be made in 2021 and 2022, but will not be subject to any similar provision permitting deferral for amounts in excess of a payment threshold thereafter. Amounts deferred under the preceding sentence will accrue interest until paid in accordance with the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is subject to certain events of default that may give rise to an acceleration of the Company’s obligations under the Tax Receivable Agreement. The amount and timing of Tax Receivable Agreement payments, however, may vary based on a number of factors, including the amount, character and timing of our subsidiaries’ taxable income in the future, and any successful challenges to our tax positions. Consequently, we are unable to reliably estimate the timing or amount of payments expected to be made under the Tax Receivable Agreement.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

On August 21, 2019, the Company entered into a Buyout Agreement ("TRA Buyout Agreement"), pursuant to which the Company agreed to terminate all future payment obligations under the Tax Receivable Agreement in exchange for a payment of $200.0 million (the “TRA Termination Payment”). Payment of the TRA Termination Payment is due five business days following receipt by the Company and/or its subsidiaries of net cash proceeds of one or more transactions with sources of equity or debt financing that, together with other sources of cash readily available to the Company and its subsidiaries that we determine to utilize for such purpose, are sufficient to pay the TRA Termination Payment. In the event the TRA Termination Payment has not been fully paid in cash prior to December 31, 2019, the parties’ obligations under the TRA Buyout Agreement will automatically terminate and the Company's obligations under the Tax Receivable Agreement will be unmodified and remain in full force and effect, provided this deadline may be extended upon mutual written consent. The TRA Buyout Agreement requires the Company to use commercially reasonable efforts to obtain debt or equity financing that will permit it to make the TRA Termination Payment prior to December 31, 2019, and the source of the payment is expected to be a combination of either cash on hand, borrowings under the existing Credit Facilities, proceeds from a refinancing of our existing debt and/or issuance of new debt. Effective upon the Company’s payment in full of the TRA Termination Payment, the Company’s obligation to make payments under the Tax Receivable Agreement will terminate. We believe that the termination of the Tax Receivable Agreement will significantly improve our free cash flow profile by eliminating near-term cash outflows of up to $30.0 million annually that the Company was expecting to pay to the TRA Parties starting in early 2021. We believe that the termination of the Tax Receivable Agreement will significantly improve our free cash flow profile by eliminating near-term cash outflows of up to $30.0 million annually that the Company was expecting to pay to the TRA Parties starting in early 2021.

In addition, in connection with the Transactions, Onex Partners Advisors LP, an affiliate of Onex, received a fee of $5.4 million and Baring Private Equity Asia Group Limited, an affiliate of BPEA, received a fee of $2.1 million in the second quarter of 2019.

CLARIVATE ANALYTICS PLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in millions, except per share data, option price amounts, ratios or as noted)

Critical Accounting Policies, Estimates and Assumptions

Tax Receivable Agreement

Concurrent with the completion of the Transactions in May 2019, we became a party to a TRA with our pre-business combination equity holders. Under the TRA, we are generally required to pay to certain pre-business combination equity holders approximately 85% of the amount of calculated tax savings, if any, we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with Covered Tax Assets acquired in the pre-business combination organizational transactions, the benefit of which is allocable to us as a result of such transactions, (2) net operating loss (NOL) carryforwards available as a result of such transactions and (3) tax benefits related to imputed interest. Further, there may be significant changes, to the estimate of the TRA liability due to various reasons including changes in corporate tax law, changes in estimates of the amount or timing of future taxable income, and other items. Changes in those estimates are recognized as adjustments to the related TRA liability, with offsetting impacts recorded in the Interim Condensed Consolidated Statement of Operations as Other operating income (expense), net. On August 21, 2019 the Company entered into a TRA Buyout Agreement to a settlement the outstanding liability. Any settlement of the original TRA liability pursuant to the TRA Buyout Agreement (to the extent that the settlement is less than the recorded liability) will be treated as an adjustment to Equity.

There have been no other material changes from the critical accounting policies, estimates, and assumptions previously disclosed in the Prospectus.

Recently Issued and Adopted Accounting Pronouncements

For recently issued and adopted accounting pronouncements, see Note 3 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.

Quantitative And Qualitative Disclosures About Market Risk

There have been no material changes to the market risk associated with our business previously disclosed in the “Quantitative And Qualitative Disclosures About Market Risk” section in our Prospectus, except as set forth below. The disclosures set forth below updates, and should be read together with, the disclosures in the “Quantitative And Qualitative Disclosures About Market Risk” section, in our Prospectus.

Interest Rate Risk

Our interest rate risk arises from our long-term borrowings at floating interest rates. Borrowings under our Credit Facilities are subject to floating base interest rates, plus a margin. As of September 30, 2019, we had $842.5 million of floating rate debt outstanding under the Credit Facilities, consisting of borrowings under the Term Loan Facility for which the base rate was one-month LIBOR (subject, with respect to the Term Loan Facility only, to a floor of 1.00%), which stood at 2.02%. Of this amount, we hedged $350.0 million of our principal amount of our floating rate debt under hedges that we deemed effective as of September 30, 2019. As a result, $492.5 million of our outstanding long-term debt effectively bore interest at floating rates. A 100 basis point increase or decrease in the applicable base interest rate under the Credit Facilities would have had an impact of $1.8 million and $7.2 million on our cash interest expense for the three and nine months ended September 30, 2019, respectively. For additional information on our outstanding debt and related hedging, see Notes 8 and 10 to our unaudited consolidated financial statements in this Report.

In April 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $50.0 million of its outstanding Term Loan, effective April 30, 2021. Additionally, in May 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $100.0 million of its outstanding Term Loan, effective March 31, 2021. These hedging instruments mature on September 29, 2023. The Company will apply hedge accounting by designating the interest rate swaps as a hedge in applicable future quarterly interest payments.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share data)

	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$88,812	$25,575
Restricted cash	9	9
Accounts receivable, less allowance for doubtful accounts of $16,392 and $14,076 at September 30, 2019 and December 31, 2018, respectively	226,997	331,295
Prepaid expenses	34,927	31,021
Other current assets	10,528	20,712

Total current assets	361,273	408,612
Computer hardware and other property, net	20,185	20,641
Other intangible assets, net	1,856,346	1,958,520
Goodwill	1,281,504	1,282,919
Other non-current assets	19,368	26,556
Deferred income taxes	19,808	12,426
Operating lease right-of-use assets	91,809	—
Total Assets	$3,650,293	$3,709,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$27,908	$38,418
Accrued expenses and other current liabilities	162,303	153,849
Current portion of deferred revenues	330,786	391,102
Current portion of operating lease liabilities	23,953	—
Current portion of long-term debt	15,345	60,345

Total current liabilities	560,295	643,714
Long-term debt	1,305,364	1,930,177
Tax receivable agreement	264,600	—
Non-current portion of deferred revenues	21,299	17,112
Other non-current liabilities	17,278	24,838
Deferred income taxes	39,256	43,226
Operating lease liabilities	69,694	—
Total liabilities	2,277,786	2,659,067
Commitments and Contingencies (Note 16)
Shareholders’ equity:
Ordinary Shares, no par value; unlimited shares authorized at September 30, 2019 and December 31, 2018; 306,050,763 and 217,526,425 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively;	2,137,917	1,677,510
Accumulated other comprehensive income (loss)	(6,959)	5,358
Accumulated deficit	(758,451)	(632,261)
Total shareholders’ equity	1,372,507	1,050,607
Total Liabilities and Shareholders’ Equity	$3,650,293	$3,709,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share data)

	Three Months Ended September 30,
	2019	2018
Revenues, net	$242,998	$242,897

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(87,117)	(93,993)
Selling, general and administrative costs, excluding depreciation and amortization	(96,017)	(92,871)
Share-based compensation expense	(9,567)	(3,660)
Depreciation	(2,281)	(3,291)
Amortization	(41,656)	(57,186)
Transaction expenses	(8,645)	(18)
Transition, integration and other related expenses	(3,327)	(13,358)
Legal settlement	39,399	—
Other operating income, net	2,057	2,549
Total operating expenses	(207,154)	(261,828)
Income (loss) from operations	35,844	(18,931)
Interest expense, net	(23,369)	(32,552)
Income (loss) before income tax	12,475	(51,483)
Provision for income taxes	(1,644)	(3,244)
Net income (loss)	$10,831	$(54,727)

Per Share
Basic	$0.04	$(0.25)
Diluted	$0.03	$(0.25)

Weighted-average shares outstanding
Basic	305,428,062	217,506,553
Diluted	328,854,063	217,506,553

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share data)

	Nine Months Ended September 30,
	2019	2018
Revenues, net	$719,332	$723,221

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(264,013)	(301,205)
Selling, general and administrative costs, excluding depreciation and amortization	(280,766)	(280,592)
Share-based compensation expense	(46,675)	(10,682)
Depreciation	(6,463)	(7,941)
Amortization	(138,694)	(171,858)
Transaction expenses	(42,073)	(611)
Transition, integration and other related expenses	(9,750)	(51,268)
Legal settlement	39,399	—
Other operating income, net	3,047	1,683
Total operating expenses	(745,988)	(822,474)
Loss from operations	(26,656)	(99,253)
Interest expense, net	(93,938)	(95,854)
Loss before income tax	(120,594)	(195,107)
Provision for income taxes	(5,596)	(3,601)
Net loss	$(126,190)	$(198,708)

Per Share:
Basic	$(0.48)	$(0.91)
Diluted	$(0.48)	$(0.91)

Weighted-average shares outstanding
Basic	262,894,388	217,450,475
Diluted	262,894,388	217,450,475

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(In thousands)

	Three Months Ended September 30,
	2019	2018
Net income (loss)	$10,831	$(54,727)
Other comprehensive loss, net of tax:
Interest rate swaps	(1,061)	724
Actuarial gain	19	19
Foreign currency translation adjustments	(3,682)	(3,170)
Total other comprehensive loss, net of tax	(4,724)	(2,427)
Comprehensive income (loss)	$6,107	$(57,154)

	Nine Months Ended September 30,
	2019	2018
Net loss	$(126,190)	$(198,708)
Other comprehensive loss, net of tax:
Interest rate swaps	(6,852)	5,947
Actuarial gain	49	57
Foreign currency translation adjustments	(5,514)	(7,361)
Total other comprehensive loss, net of tax	(12,317)	(1,357)
Comprehensive loss	$(138,507)	$(200,065)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statement of Changes in Equity (Unaudited)

(In thousands, except share data)

			Accumulated
			Other		Total
			Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Income (Loss)	Deficit	Equity
	Shares	Amount
Balance at December 31, 2017, as originally reported	1,644,720	$1,662,221	$13,984	$(390,099)	$1,286,106
Conversion of units of share capital	215,683,103				—
Balance at December 31, 2017, as recasted	217,327,823	1,662,221	13,984	(390,099)	1,286,106
Issuance of common stock, net	128,172	1,014	—	—	1,014
Share-based compensation	—	4,180	—	—	4,180
Comprehensive income (loss)	—	—	6,536	(77,037)	(70,501)
Balance at March 31, 2018	217,455,995	1,667,415	20,520	(467,136)	1,220,799
Issuance of common stock, net	46,247	355	—	—	355
Share-based compensation	—	2,842	—	—	2,842
Comprehensive loss	—	—	(5,504)	(66,944)	(72,448)
Balance at June 30, 2018	217,502,242	$1,670,612	$15,016	$(534,080)	$1,151,548
Issuance of common stock, net	13,347	50	—	—	50
Share-based compensation	—	3,660	—	—	3,660
Comprehensive loss	—	—	(2,427)	(54,727)	(57,154)
Balance at September 30, 2018	217,515,589	1,674,322	12,589	(588,807)	1,098,104

Balance at December 31, 2018, as originally reported	1,646,223	$1,677,510	$5,358	$(632,261)	$1,050,607
Conversion of units of share capital	215,880,202		—	—	—
Balance at December 31, 2018, as recasted	217,526,425	1,677,510	5,358	(632,261)	1,050,607
Issuance of common stock, net	2	—	—	—	—
Share-based compensation	—	3,176	—	—	3,176
Comprehensive loss	—	—	(3,751)	(59,260)	(63,011)
Balance at March 31, 2019	217,526,427	1,680,686	1,607	(691,521)	990,772
Tax Receivable Agreement	—	(264,600)	—	—	(264,600)
Issuance of common stock, net	(7,929)	137	—	—	137
Merger recapitalization	87,749,999	678,054	—	—	678,054
Share-based compensation	—	33,932	—	—	33,932
Comprehensive loss	—	—	(3,842)	(77,761)	(81,603)
Balance at June 30, 2019	305,268,497	2,128,209	(2,235)	(769,282)	1,356,692
Issuance of common stock, net	782,266	141	—	—	141
Share-based compensation	—	9,567	—	—	9,567
Comprehensive income (loss)	—	—	(4,724)	10,831	6,107
Balance at September 30, 2019	306,050,763	$2,137,917	$(6,959)	$(758,451)	$1,372,507

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(126,190)	$(198,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	145,157	179,799
Bad debt expense	1,869	5,611
Deferred income tax benefit	(8,222)	(7,204)
Share-based compensation	46,675	10,682
Deferred finance charges	14,678	6,450
Other operating activities	(1,708)	(2,718)
Changes in operating assets and liabilities:
Accounts receivable	99,470	60,423
Prepaid expenses	(3,010)	(846)
Other assets	7,977	(3,252)
Accounts payable	(9,662)	26,304
Accrued expenses and other current liabilities	3,388	(17,539)
Deferred revenue	(51,100)	(32,765)
Operating lease right of use assets	9,438	—
Operating lease liabilities	(9,934)	—
Other liabilities	(6,338)	(1,195)

Net cash provided by operating activities	112,488	25,042

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(43,681)	(36,202)
Acquisition, net of cash acquired	—	(3,497)
Acquisition of intangible assets	(2,625)	—

Net cash used in investing activities	(46,306)	(39,699)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving credit facility	5,000	35,000
Repayment of principal on long-term debt	(641,508)	(11,509)
Repayment of revolving credit facility	(50,000)	(30,000)
Contingent purchase price payment	—	(2,470)
Proceeds from reverse recapitalization	682,087	—
Issuance of ordinary shares, net	278	1,419

Net cash used in financing activities	(4,143)	(7,560)
Effects of exchange rates	1,198	(1,603)

Net increase (decrease) in cash and cash equivalents, and restricted cash	63,237	(23,820)
Beginning of period:
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, beginning of period	25,584	77,548
Less: Cash included in assets held for sale, end of period	—	(25,382)
Cash and cash equivalents, and restricted cash, end of period	88,821	28,346

CLARIVATE ANALYTICS PLC

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2019	2018
Cash and cash equivalents	88,812	28,336
Restricted cash	9	10
Total cash and cash equivalents, and restricted cash, end of period	$88,821	$28,346

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$69,711	$80,063
Cash paid for income tax	$21,128	$10,303
Capital expenditures included in accounts payable	$9,759	$6,965
Tax receivable agreement included in liabilities	$264,600	$—
Assets received as reverse recapitalization capital	$1,877	$—
Liabilities assumed as reduction of reverse recapitalization capital	$5,910	$—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 1: Background and Nature of Operations

Clarivate Analytics Plc (“Clarivate,” “us,” “we,” “our,” or the “Company”), a public limited company organized under the laws of Jersey, Channel Islands, was incorporated as a Jersey limited company on January 7, 2019. Pursuant to the definitive agreement entered into to effect a merger between Camelot Holdings (Jersey) Limited ("Jersey") and Churchill Capital Corp, a Delaware corporation, ("Churchill") (the “Transactions”), the Company was formed for the purposes of completing the Transactions and related transitions and carrying on the business of Jersey, and its subsidiaries.

The Company is a provider of proprietary and comprehensive content, analytics, professional services and workflow solutions that enables users across government and academic institutions, life science companies and research and development (“R&D”) intensive corporations to discover, protect and commercialize their innovations. Our Science Product Group consists of our Web of Science and Life Science Product Lines. Both Product Lines provide curated, high-value, structured information that is delivered and embedded into the workflows of our customers, which include research intensive corporations, life science organizations and universities world-wide. Our Intellectual Property ("IP") Product Group consists of our Derwent, CompuMark and MarkMonitor Product Lines. These Product Lines help manage customer’s end-to-end portfolio of intellectual property from patents to trademarks to corporate website domains.

In January 2019, we entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 26, 2019, and Amendment No. 2 to the Agreement and Plan of Merger, dated March 29, 2019, collectively, the “Merger Agreement”) by and among Churchill, Jersey, CCC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Clarivate (“Delaware Merger Sub”), Camelot Merger Sub (Jersey) Limited, a private limited company organized under the laws of Jersey, Channel Islands and wholly owned subsidiary of Clarivate (“Jersey Merger Sub”), and the Company, which, among other things, provided for (i) Jersey Merger Sub to be merged with and into Jersey with the Jersey being the surviving company in the merger (the “Jersey Merger”) and (ii) Delaware Merger Sub to be merged with and into Churchill with Churchill being the surviving corporation in the merger (the “Delaware Merger”), and together with the Jersey Merger, the “Mergers”.

On May 13, 2019, the Transactions were consummated, and Clarivate became the sole managing member of Jersey, operating and controlling all of the business and affairs of Jersey, through Jersey and its subsidiaries. Following the consummation of the Transactions on May 13, 2019, the Company's ordinary shares and warrants began trading on the New York Stock Exchange. See Note 4 – "The Transactions" for more information.

The Transactions were accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting Churchill was treated as the "acquired" company for financial reporting purposes. This determination was primarily based on post Transactions relative voting rights, composition of the governing board, size of the two entities pre-merger, and intent of the Transactions. Accordingly, for accounting purposes, the Transactions were treated as the equivalent of the Company issuing stock for the net assets of Churchill. The net assets of Churchill, were stated at historical cost, with no goodwill or other intangible assets resulting from the Transactions. Reported amounts from operations included herein prior to the Transactions are those of Jersey.

On September 10, 2019 the Company issued a public offering of 34,500,000 ordinary shares (the "Secondary Offering") by affiliated funds of Onex Corporation and Baring Private Equity Asia Limited ("BPEA"), together with certain other shareholders, at $16.00 per share. The Company did not receive any of the proceeds from the sale of its ordinary shares by the selling shareholders.

Jersey was formed on August 4, 2016 as a private limited liability company organized under the laws of the Island of Jersey. Its registered office is located at 4th Floor, St Paul’s Gate, 22-24 New Street, St Helier, Jersey JE1 4TR.

On July 10, 2016, Camelot UK Bidco Limited, a private limited liability company incorporated under the laws of England and Wales, and a direct wholly owned subsidiary of Camelot UK Holdco Limited, a direct wholly owned subsidiary (“UK Holdco”), collectively referred to as (“Bidco”), entered into a separation agreement to acquire (i) certain assets and liabilities related to the Intellectual Property & Science business (“IP&S”) business from our Thomson Reuters Corporation ("Former Parent") and (ii) all of the equity interests and substantially all of the assets and liabilities of certain entities engaged in the IP&S business together with their subsidiaries (“2016 Transaction”). The 2016 Transaction total consideration was $3,566,599, net of cash acquired. Jersey is owned by affiliates of Onex Corporation and private investment funds managed by Baring Private Equity Asia GP VI, L.P (“Baring”) and certain co-investors.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 2: Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The condensed consolidated financial statements do not include all of the information or notes necessary for a complete presentation in accordance with U.S. GAAP. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2018. The results of operations for the three and nine months ended September 30, 2019 and 2018 are not necessarily indicative of the operating results for the full year.

In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements of the Company include the accounts of all of its subsidiaries. Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases. Intercompany accounts and transactions have been eliminated in consolidation. The U.S. dollar is the Company's reporting currency.

Note 3: Summary of Significant Accounting Policies

Our significant accounting policies are those that we believe are important to the portrayal of our financial condition and results of operations, as well as those that involve significant judgments or estimates about matters that are inherently uncertain. There have been no material changes to the significant accounting policies discussed in Note 3 of our Annual Report on Form F-1 for the fiscal year ended December 31, 2018, which was filed with the SEC on September 9, 2019 (the "Annual Report"), except as noted below.

Lease Accounting

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities on our Interim Condensed Consolidated Balance Sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Tax Receivable Agreement ("TRA")

Concurrent with the completion of the Transactions in May 2019, we became a party to a TRA with our pre-business combination equity holders. Under the TRA, we are generally required to pay to certain pre-business combination equity holders approximately 85% of the amount of calculated tax savings, if any, we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with Covered Tax Assets acquired in the pre-business combination organizational transactions, the benefit of which is allocable to us as a result of such transactions, (2) net operating loss (NOL) carryforwards available as a result of such transactions and (3) tax benefits related to imputed interest. Further, there may be significant changes, to the estimate of the TRA liability due to various reasons including changes in corporate tax law, changes in estimates of the amount or timing of future taxable income, and other items. Changes in those estimates are recognized as adjustments to the related TRA liability, with offsetting impacts recorded in the Interim Condensed Consolidated Statement of Operations as Other operating income (expense), net. On August 21, 2019 the Company entered into a TRA Buyout Agreement to settle the outstanding liability. Any settlement of the original TRA liability pursuant to the TRA Buyout Agreement (to the extent that the settlement is less than the recorded liability) will be accounted for as an adjustment to Equity.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Newly Adopted Accounting Standards

In February 2016, the FASB issued new guidance, Accounting Standard Update (“ASU”) 2016-02, related to leases in which lessees are required to recognize assets and liabilities on the balance sheet for leases having a term of more than 12 months. Recognition of these lease assets and lease liabilities represents a change from previous GAAP, which did not require lease assets and lease liabilities to be recognized for operating leases. Qualitative disclosures along with specific quantitative disclosures will be required to provide enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities. The Company adopted the standard on January 1, 2019.

The provisions of ASU 2016-02 are effective for the Company’s fiscal year beginning January 1, 2019, including interim periods within that fiscal year. The Company elected the package of practical expedients included in this guidance, which allows it to not reassess whether any expired or existing contracts contain leases, the lease classification for any expired or existing leases, and the initial direct costs for existing leases. The Company does not recognize short-term leases on its Interim Condensed Consolidated Balance Sheet, and recognizes those lease payments in Selling, general and administrative costs, excluding depreciation and amortization on the Interim Condensed Consolidated Statements of Operations on a straight-line basis over the lease term.

In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, as an update to the previously-issued guidance. This update added a transition option which allows for the recognition of a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption without recasting the financial statements in periods prior to adoption. The Company elected this transition option.

In March 2019, the FASB issued ASU 2019-01, Leases, as an update to the previously-issued guidance. This update added a transition option which clarified the interim disclosure requirements as defined in Accounting Standard Codification 250-10-50-3. The Company elected to provide the ASU 2016-02 transition disclosures as of the beginning of the period of adoption rather than the beginning of the earliest period presented. The guidance is effective for all entities during the same period that ASU 2016-02 is adopted.

The standard had a material impact on our Interim Condensed Consolidated Balance Sheet, but did not have an impact on our Interim Condensed Consolidated Statement of Operations. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

In June 2018, the FASB issued guidance, ASU 2018-07, Compensation - Stock Compensation, which simplifies the accounting for nonemployee share-based payment transactions. The guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In July 2018, the FASB issued guidance, ASU 2018-09, Codification Improvements, which clarifies guidance that may have been incorrectly or inconsistently applied by certain entities. The guidance is effective for all entities for fiscal years beginning after December 15, 2018. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

In August 2018, the FASB issued guidance, ASU 2018-13, which modifies the disclosure requirements on fair value measurements. The guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this update. The Company adopted this standard on January 1, 2019. This standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

Recently Issued Accounting Standards

Except as noted below, there have been no material changes from the recently issued accounting standards previously disclosed in the Annual Report. Please refer to Note 3 —"Summary of Significant Accounting Policies" section of the Annual Report for a discussion of the recently issued accounting standards that relate to the Company.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, which provides targeted improvements or clarification and correction to the ASU 2016-01 Financial Instruments Overall, ASU 2016-13 Financial Instruments Credit Losses, and ASU 2017-12 Derivatives and Hedging, accounting standards updates that were previously issued. The guidance is effective upon adoption of the related standards The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

In April 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses, which provides targeted transition relief to the accounting standards update previously issued as part of ASU 2016-13 Financial Instruments Credit Losses. The guidance is effective for all entities during the same period that ASU 2016-13 is adopted. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

Note 4: The Transactions

On May 13, 2019, the Company completed the Transactions. Jersey began operations in 2016 as a provider of proprietary and comprehensive content, analytics, professional services and workflow solutions that enables users across government and academic institutions, life science companies and research and development (“R&D”) intensive corporations to discover, protect and commercialize their innovations. Churchill was a special purpose acquisition company whose business was to effect a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination. The shares and earnings per share available to holders of the Company’s ordinary shares, prior to the Transactions, have been recasted as shares reflecting the exchange ratio established in the Transactions (1.0 Jersey shares to 132.13667 Clarivate share).

Pursuant to the Merger Agreement, the aggregate stock consideration issued by the Company in the Transactions was $3,052,500, consisting of 305,250,000 newly issued ordinary shares of the Company valued at $10.00 per share, subject to certain adjustments described below. Of the $3,052,500, the shareholders of Jersey prior to the closing of the Transactions (the “Company Owners”) received $2,175,000 in the form of 217,500,000 newly issued ordinary shares of the Company. In addition, of the $3,052,500, Churchill public shareholders received $690,000 in the form of 68,999,999 newly issued ordinary shares of the Company. In addition, Churchill Sponsor LLC (the “sponsor”) received $187,500 in the form of 17,250,000 ordinary shares of the Company issued to the sponsor, and 1,500,000 additional ordinary shares of the Company were issued to certain investors. See Note 11 – "Shareholders' Equity" for further information.

Upon consummation of the Transactions, each outstanding share of common stock of Churchill was converted into one ordinary share of the Company. At the closing of the Transactions, the Company Owners held approximately 74% of the issued and outstanding ordinary shares of the Company and stockholders of Churchill held approximately 26% of the issued and outstanding shares of the Company excluding the impact of (i) 52,800,000 warrants, (ii) approximately 24,806,793 compensatory options issued to the Company's management (based on number of options to purchase Jersey ordinary shares outstanding immediately prior to the Transactions, after giving effect to the exchange ratio described above) and (iii) 10,600,000 ordinary shares of Clarivate owned of record by the sponsor and available for distribution to certain individuals following the applicable lock-up and vesting restrictions.

Certain restrictions were removed following the Secondary Offering on August 14, 2019. See Note 17 – "Employee Incentive Plans" for further information. After giving effect to the satisfaction of the vesting restrictions, the Company Owners held approximately 60% of the issued and outstanding shares of the Company at the close of the Transactions. See Note 11 – "Shareholders' Equity" for further information on equity instruments.

Note 5: Leases

As the lessee, we currently lease real estate space, automobiles, and certain equipment under non-cancelable operating lease agreements. Some of the leases include options to extend the leases for up to an additional 10 years. We do not include any of our renewal options in our lease terms for calculating our lease liability as the renewal options allow us to maintain operational flexibility, and we are not reasonably certain we will exercise these renewal options at this time.

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease right-of-use assets, Current portion of operating lease liabilities, and Operating lease liabilities on our Interim Condensed Consolidated Balance Sheets. The Company assesses its ROU asset and other lease-related assets for impairment consistent with other long-lived assets. As of September 30, 2019, we did not record impairment related to these assets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. As such, the Company used judgment to determine an appropriate incremental borrowing rate. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our variable lease payments consist of non-lease services related to the lease and lease payments that are based on annual changes to an index. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

We have lease agreements with lease and non-lease components, which are accounted as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

As of September 30, 2019, we have additional operating leases, primarily for real estate, that have not yet commenced of $5,840. These operating leases will commence between fiscal year 2019 and fiscal year 2020 with lease terms of one year to six years.

Three Months Ended September 30,
2019
Lease cost
Operating lease cost	$6,755
Short-term lease cost	57
Variable lease cost	539
Total lease cost	$7,351

Nine Months Ended September 30,
2019
Lease cost
Operating lease cost	$21,057
Short-term lease cost	87
Variable lease cost	1,700
Total lease cost	$22,844

Nine Months Ended September 30,
2019
Other information
Cash Paid for amounts included in measurement of lease liabilities
Operating cash flows from operating leases	$18,491

Weighted-average remaining lease term - operating leases	6
Weighed-average discount rate - operating leases	5.8%

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

The future aggregate minimum lease payments as of September 30, 2019 under all non-cancelable operating leases for the years noted are as follows:

Year ending December 31,
2019 (excluding the nine months ended September 30, 2019)	$6,912
2020	22,098
2021	18,041
2022	15,593
2023	14,099
2024 & Thereafter	35,824
Total operating lease payments	112,567
Less imputed interest	(18,917)
Total	$93,650

In connection with certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. As of September 30, 2019 and December 31, 2018, the liability of $4,097 and $4,100, respectively, associated with these restorations is recorded within Other non-current liabilities.

Disclosures related to periods prior to adoption of Topic 842

As discussed above, the Company adopted Topic 842 effective January 1, 2019 using a modified retrospective approach. For comparability purposes, and as required, the following disclosure is provided for periods prior to adoption. The Company’s total future minimum annual rental payments in effect at December 31, 2018 for noncancelable operating leases, which were accounted for under the previous leasing standard, Accounting Standards Codification 840, were as follows:

Year ending December 31,
2019	$22,140
2020	19,531
2021	17,240
2022	15,333
2023	14,944
Thereafter	40,367
Total operating lease commitments	$129,555

Note 6: Computer Hardware and Other Property, net

Computer hardware and other property consisted of the following:

	September 30, 2019	December 31, 2018
Computer hardware	$22,095	$18,130
Leasehold improvements	13,965	13,298
Furniture, fixtures and equipment	6,326	6,816
Total computer hardware and other property	42,386	38,244
Accumulated depreciation	(22,201)	(17,603)
Total computer hardware and other property, net	$20,185	$20,641

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Depreciation expense amounted to $2,281 and $3,291 for the three months ended September 30, 2019 and 2018, respectively, and $6,463 and $7,941 for the nine months ended September 30, 2019 and 2018, respectively.

Note 7: Other Intangible Assets, net and Goodwill

Other Intangible Assets

The following tables summarize the gross carrying amounts and accumulated amortization of the Company’s identifiable intangible assets by major class:

	September 30, 2019			December 31, 2018
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
Finite-lived intangible assets
Customer relationships	$288,026	$(184,626)	$103,400	$291,503	$(164,611)	$126,892
Databases and content	1,721,623	(311,458)	1,410,165	1,725,878	(233,733)	1,492,145
Computer software	308,399	(133,931)	174,468	268,704	(97,570)	171,134
Finite-lived intangible assets	2,318,048	(630,015)	1,688,033	2,286,085	(495,914)	1,790,171
Indefinite-lived intangible assets
Trade names	168,313	—	168,313	168,349	—	168,349
Total intangible assets	$2,486,361	$(630,015)	$1,856,346	$2,454,434	$(495,914)	$1,958,520

Amortization expense amounted to $41,656 and $57,186 for the three months ended September 30, 2019, and 2018, respectively, and $138,694 and $171,858 for the nine months ended September 30, 2019, and 2018, respectively.

In September 2019, Company purchased the key business assets of SequenceBase which was accounted for as an asset acquisition. As a result of the purchase, customer relations balance increased $1,000 and computer software increased $2,500.

Goodwill

The following table summarizes changes in the carrying amount of goodwill for the nine months ended September 30, 2019:

Total
Balance as of December 31, 2018	$1,282,919
Changes due to foreign currency fluctuations	(1,415)
Balance as of September 30, 2019	$1,281,504

Note 8: Derivative Instruments

The IPM Product Line and related assets, which was divested on October 1, 2018, had forward contracts with notional values of $0 at September 30, 2019 and December 31, 2018. Gains or (losses) on the forward contracts amounted to $0 and $812 for the three months ended September 30, 2019 and 2018, respectively. Gains or (losses) on the forward contracts amounted to $0 and $(240) for the nine months ended September 30, 2019 and 2018, respectively. These amounts were recorded in Revenues, net in the Interim Condensed Consolidated Statements of Operations. The cash flows from forward contracts are reported as operating activities in the Interim Condensed Consolidated Statements of Cash Flows. The fair value of the forward contracts recorded in Accrued expenses and other current liabilities was $0 as at September 30, 2019 and December 31, 2018.

Effective March 31, 2017, the Company entered into interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $300,000 of its outstanding Term Loan arrangements. Additionally, effective February 28, 2018, the Company entered into another interest rate swap relating to interest payments on $50,000 of its outstanding Term Loan arrangements. These hedging instruments mature on March 31, 2021. The Company applies hedge accounting by designating the interest rate swaps as a hedge on applicable future quarterly interest payments.

In April 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $50,000 of its outstanding Term Loan, effective April 30, 2021. Additionally, in May 2019, the Company entered into additional interest rate swap arrangements with counterparties to reduce its exposure to variability in cash flows relating to interest payments on $100,000 of its outstanding Term Loan, effective March 31, 2021. These hedging instruments mature on September 29, 2023. The Company will apply hedge accounting by designating the interest rate swaps as a hedge in applicable future quarterly interest payments. Changes in the fair value are recorded in Accumulated other comprehensive income (loss) ("AOCI") and the amounts reclassified out of AOCI are recorded to Interest expense, net. The fair value of the interest rate swaps is recorded in Other non-current assets or liabilities according to the duration of related cash flows. The total fair value of the interest rate swaps was a liability of $3,208 at September 30, 2019 and an asset of $3,644 at December 31, 2018.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

See Note 9 — "Fair Value Measurements" for additional information on derivative instruments.

The following table summarizes the changes in AOCI (net of tax) related to cash flow hedges for the three and nine months ended September 30, 2018:

AOCI Balance at December 31, 2017	$1,107
Derivative gains (losses) recognized in Other comprehensive income (loss)	3,786
Amount reclassified out of Other comprehensive income (loss) to net loss	(288)
AOCI Balance at March 31, 2018	$4,605
Derivative gains (losses) recognized in Other comprehensive income (loss)	1,797
Amount reclassified out of Other comprehensive income (loss) to net loss	(72)
AOCI Balance at June 30, 2018	$6,330
Derivative gains (losses) recognized in Other comprehensive income (loss)	651
Amount reclassified out of Other comprehensive income (loss) to net loss	73
AOCI Balance at September 30, 2018	$7,054

The following table summarizes the changes in AOCI (net of tax) related to cash flow hedges for the three and nine months ended September 30, 2019:

AOCI Balance at December 31, 2018	$3,644
Derivative gains (losses) recognized in Other comprehensive income (loss)	(2,376)
Amount reclassified out of Other comprehensive income (loss) to net loss	430
AOCI Balance at March 31, 2019	$1,698
Derivative gains (losses) recognized in Other comprehensive income (loss)	(4,247)
Amount reclassified out of Other comprehensive income (loss) to net loss	402
AOCI Balance at June 30, 2019	$(2,147)
Derivative gains (losses) recognized in Other comprehensive income (loss)	(1,271)
Amount reclassified out of Other comprehensive income (loss) to net loss	210
AOCI Balance at September 30, 2019	$(3,208)

Note 9: Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

•	Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are support by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Below is a summary of the valuation techniques used in determining fair value:

Derivatives - Derivatives consist of foreign exchange contracts and interest rate swaps. The fair value of foreign exchange contracts is based on observable market inputs of spot and forward rates or using other observable inputs. The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account market interest rates and the remaining time to maturities or using market inputs with mid-market pricing as a practical expedient for bid-ask spread. See Note 8 — "Derivative Instruments" for additional information.

Contingent consideration - The Company values contingent consideration related to business combinations using a weighted probability calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenues, net new business and operating forecasts and the probability of achieving the specific targets.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The Company has determined that its forward contracts, included in Accrued expenses and other current liabilities, and interest rate swaps, included in Accumulated other comprehensive (loss) income and Other current assets and Other non-current assets according to the duration of related interest payments, reside within Level 2 of the fair value hierarchy.

The earn-out liability is recorded in Accrued expenses and other current liabilities and Other non-current liabilities and is classified as Level 3 in the fair value hierarchy. Additionally, the earn-out relates to the TrademarkVision and the Publons acquisitions that occurred in 2018 and 2017, respectively. The amount payable is contingent upon the achievement of certain company specific milestones and performance metrics over a 1-year and 3-year period, respectively, including number of cumulative users, cumulative reviews and annual revenues. In accordance with ASC 805, we estimated the fair value of the earn-out using a Monte Carlo simulation. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Significant changes in the key assumptions and inputs could result in a significant change in the fair value measurement of the earn-out. As of September 30, 2019, the Company increased the earn out liabilities related to Publons and TrademarkVision based on current period performance. Changes in the earn out are recorded to Transaction expenses in the Interim Condensed Consolidated Statement of Operations. There were no transfers of assets or liabilities between levels during the periods ended September 30, 2019 and December 31, 2018.

The following table presents the changes in the earn-out, the only Level 3 item, for the three months ended September 30, 2019:

June 30, 2019	$7,544
Revaluations included in earnings	4,616
September 30, 2019	$12,160

The following table presents the changes in the earn-out, the only Level 3 item, for the nine months ended September 30, 2019:

December 31, 2018	$7,075
Revaluations included in earnings	5,085
September 30, 2019	$12,160

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

The following table provides a summary of the Company's assets and liabilities that were recognized at fair value on a recurring basis as at September 30, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3	Total Fair Value
September 30, 2019
Liabilities
Interest rate swap liability	—	3,208	—	3,208
Earn-out liability	—	—	12,160	12,160
Total	$—	$3,208	$12,160	$15,368

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2018
Assets
Interest rate swap asset	—	3,644	—	3,644
	$—	$3,644	$—	$3,644
Liabilities
Earn-out liability	—	—	7,075	7,075
Total	$—	$—	$7,075	$7,075

Non-Financial Assets Valued on a Non-Recurring Basis

The Company’s long-lived assets, including goodwill and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment. There have been no impairments of the Company’s long-lived assets during any of the periods presented.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 10: Debt

The following is a summary of the Company’s debt:

		September 30, 2019		December 31, 2018
		Interest	Carrying	Interest	Carrying
Type	Maturity	Rate	Value	Rate	Value
Senior Unsecured Notes	2024	7.875%	$500,000	7.875%	$500,000
Term Loan Facility	2023	5.294%	842,484	5.729%	1,483,993
Revolving Credit Facility	2021	—%	—	5.754%	5,000
Revolving Credit Facility	2021	—%	—	5.729%	40,000
Total debt outstanding			1,342,484		2,028,993
Deferred financing charges			(20,038)		(34,838)
Term Loan Facility, discount			(1,737)		(3,633)
Current Portion of Long-Term Debt			(15,345)		(60,345)
Long-term debt, net of current portion and deferred financing charges			$1,305,364		$1,930,177

Upon the close of the Transactions, the Company made a voluntary prepayment of $630,000 toward the Company’s Term Loan Facility and $20,000 toward the Company's Revolving Credit Facility. In addition, the Company wrote down deferred financing charges and original issuance discount on the Term Loan in proportion to the principal paydown. These write-downs of $7,718 in deferred financing fees and $1,406 in original issues discount, were included in Interest expense, net within the statement of operations in the second quarter of 2019. During the nine months ended September 30, 2019, the Company paid down an additional $30,000 drawn on the Revolving Credit Facility prior to the close of the Transaction.

With respect to the Credit Agreement, the Company may be subject to certain negative covenants, including compliance with total first lien net leverage ratio, if certain conditions are met.  These conditions were not met and the Company was not required to test compliance with these covenants as of September 30, 2019.

The obligations of the Borrowers under the Credit Agreement are guaranteed by UK Holdco and certain of its restricted subsidiaries and are secured by substantially all of UK Holdco's and certain of its restricted subsidiaries’ assets (with customary exceptions described in the Credit Agreement). UK Holdco and its restricted subsidiaries are subject to certain covenants including restrictions on UK Holdco’s ability to pay dividends, incur indebtedness, grant a lien over its assets, merge or consolidate, make investments, or make payments to affiliates.

As of September 30, 2019, letters of credit totaling $1,935 were collateralized by the Revolving Credit Facility. Notwithstanding the Revolving Credit Facility, as of September 30, 2019, the Company had an unsecured corporate guarantee outstanding for $9,639 and cash collateralized letters of credit totaling $36, all of which were not collateralized by the Revolving Credit Facility. The Company’s cash from operations is expected to meet repayment needs on outstanding borrowings for a period of 12 months after the financial statement issuance date.

The carrying value of the Company’s variable interest rate debt, excluding unamortized debt issuance costs, approximates fair value due to the short-term nature of the interest rate bench mark rates. The fair value of the fixed rate debt is estimated based on market observable data for debt with similar prepayment features. The fair value of the Company’s debt was $1,368,718 and $1,950,318 at September 30, 2019 and December 31, 2018, respectively. The debt is considered a Level 2 liability under the fair value hierarchy.

Note 11: Shareholders’ Equity

Jersey

In March 2017, the Company formed the Management Incentive Plan under which certain employees of the Company may be eligible to purchase shares of the Company. In exchange for each share subscription purchased, the purchaser is entitled to a fully vested right to an ordinary share. Additionally, along with a subscription, employees receive a corresponding number of options to acquire additional ordinary shares subject to five year vesting. See Note 17 – “Employee Incentive Plans” for additional detail related to the options. The Company received net subscriptions for 13,347 and 187,766 shares, retroactively restated for the effect of the reverse recapitalization, during the three and nine months ended September 30, 2018, respectively. There were no share subscriptions received prior to the close of the Transactions in 2019.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Post-Transactions

Immediately prior to the closing of the Transactions, there were 87,749,999 shares of Churchill common stock issued and outstanding, consisting of (i) 68,999,999 public shares (Class A) and (ii) 18,750,000 founder shares (Class B). On May 13, 2019, in connection with the Transactions, all of the Class B common stock converted into Class A common stock of the post-combination company on a one-for-one basis, and effect the reclassification and conversion of all of the Class A common stock and Class B common stock into a single class of common stock of Clarivate Analytics PLC. One stockholder elected to have one share redeemed in connection with the Transactions.

In June 2019, the Company formed the 2019 Incentive Award Plan under which employees of the Company may be eligible to purchase shares of the Company. See Note 17 – “Employee Incentive Plans” for additional detail related to the 2019 Incentive Award Plan. In exchange for each share subscription purchased, the purchaser is entitled to a fully vested right to an ordinary share. At September 30, 2019 there were unlimited shares of common stock authorized, and 306,050,763 shares issued and outstanding, with a par value of $0.00. The Company did not hold any shares as treasury shares as of September 30, 2019 or December 31, 2018. The Company’s common stockholders are entitled to one vote per share.

Warrants

Upon consummation of the Transactions, the Company has warrants outstanding to purchase an aggregate of 52,800,000 ordinary shares. Each outstanding whole warrant of Churchill represents the right to purchase one ordinary share of the Company in lieu of one share of Churchill common stock upon closing of the Transactions at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing upon the later of (i) 30 days after the completion of the Transactions and (ii) September 11, 2019. As of September 30, 2019, no warrants had been exercised.

Additionally, the Warrants are not exercisable and the Company shall not be obligated to issue shares of common stock upon exercise of the Warrants unless the shares of common stock issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt under the applicable securities laws. Lastly, the holder does not have the right to exercise the Warrants to the extent that they would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of common stock outstanding immediately after giving effect to such exercise.

Incentive Shares

Upon consummation of the Transactions, there were 7,000,000 ordinary shares of Clarivate that are issuable to persons designated in the Sponsor Agreement if the last sale price of Clarivate's ordinary shares is at least $20.00 for 40 days over a 60 consecutive trading day period on or before the sixth anniversary of the closing of the Transactions.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 12: Pension and Other Post-Retirement Benefits

The components of net periodic benefit cost changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	Three Months Ended September 30,
	2019	2018
Service cost	$220	$222
Interest cost	80	71
Expected return on plan assets	(40)	(37)
Amortization of actuarial gains	(20)	(19)
Net periodic benefit cost	$240	$237

	Nine Months Ended September 30,
	2019	2018
Service cost	$662	$666
Interest cost	238	213
Expected return on plan assets	(120)	(112)
Amortization of actuarial gains	(49)	(57)
Net periodic benefit cost	$731	$710

Interest cost and expected return on plan assets are recorded in Interest expense, net on the accompanying Interim Condensed Consolidated Statements of Operations.

Note 13: Revenue Recognition

The tables below show the Company's disaggregated revenues for the periods presented:

	Three Months Ended September 30,
	2019	2018
Subscription revenues	$200,813	$204,305
Transactional revenues	42,252	39,117
Total revenues, gross	243,065	243,422
Deferred revenues adjustment(1)	(67)	(525)
Total Revenues, net	$242,998	$242,897

(1) This accounting adjustment relates to the 2016 Transaction, which included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by the Company upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances.

	Nine Months Ended September 30,
	2019	2018
Subscription revenues	$596,052	$596,411
Transaction revenues	123,642	129,715
Total revenues, gross	719,694	726,126
Deferred revenues adjustment(1)	(362)	(2,905)
Total Revenues, net	$719,332	$723,221

(1) This accounting adjustment relates to the 2016 Transaction, which included a revaluation of deferred revenues to account for the difference in value between the customer advances retained by the Company upon the consummation of the 2016 Transaction and our outstanding performance obligations related to those advances.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Contract Balances

	Accounts receivable	Current portion of deferred revenues	Non-current portion of deferred revenues
Opening (1/1/2019)	$331,295	$391,102	$17,112
Closing (9/30/2019)	226,997	330,786	21,299
(Increase)/decrease	$104,298	$60,316	$(4,187)

Opening (1/1/2018)	$317,808	$361,260	$15,796
Closing (12/31/2018)	331,295	391,102	17,112
Increase	$(13,487)	$(29,842)	$(1,316)

The amount of revenue recognized in the period that were included in the opening deferred revenues current and long-term balances were $210,784. This revenue consists primarily of subscription revenue.

Transaction Price Allocated to the Remaining Performance Obligation

As of September 30, 2019, approximately $66,723 of revenue is expected to be recognized in the future from remaining performance obligations, excluding contracts with durations of one year or less. The Company expects to recognize revenue on approximately 67% of these performance obligations over the next 12 months. Of the remaining 33%, 21% is expected to be recognized within the following year, with the final 12% expected to be recognized within years 3 to 10.

Note 14: Income Taxes

During the three and nine months ended September 30, 2019, the Company recognized an income tax provision of $1,644 on income before income tax of $12,475 and $5,596, on loss before income tax of $120,594, respectively. During the three and nine months ended September 30, 2018, the Company recognized an income tax provision of $3,244, and $3,601, respectively, on a loss before income tax of $51,483 and $195,107, respectively. The tax provision in each period ended September 30, 2019, and September 30, 2018, respectively, reflects the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

Note 15: Tax Receivable Agreement

At the completion of the Transactions, we recorded an initial liability of $264,600 payable to the pre-business combination equity holders under the TRA, representing approximately 85% of the calculated tax savings based on the portion of the Covered Tax Assets we anticipate being able to utilize in future years. Based on current projections of taxable income, and before deduction of any specially allocated depreciation and amortization, we anticipate having enough taxable income to utilize a significant portion of these specially allocated deductions related to the original Covered Tax Assets (as defined in the TRA). Total payments related to the TRA could be up to a maximum of $507,326 if all Covered Tax Assets are utilized. TRA payments are expected to commence in 2021 (with respect to taxable periods ending in 2019) and will be subject to deferral, at the Company’s election, for payment amounts in excess of $30,000 for payments to be made in 2021 and 2022, but will not be subject to deferral thereafter. As of September 30, 2019, our liability under the TRA was $264,600.

The projection of future taxable income involves significant judgment. Actual taxable income may differ from our estimates, which could significantly impact the liability under the TRA. We have determined it is more-likely-than-not we will be unable to utilize all of our deferred tax assets ("DTAs") subject to the TRA; therefore, we have not recorded a liability under the TRA related to the tax savings we may realize from the utilization of NOL carryforwards and the amortization related to basis adjustments created by the Transaction. If utilization of these DTAs becomes more-likely-than-not in the future, at such time, we will record liabilities under the TRA of up to an additional $134,377 as a result of basis adjustments under the Internal Revenue Code and up to an additional $108,350 related to the utilization of NOL and credit carryforwards, which will be recorded through charges to our statements of operations. However, if the tax attributes are not utilized in future years, it is possible no amounts would be paid under the TRA. In this scenario, the reduction of the liability under the TRA would result in a benefit to our statements of operations.

On August 21, 2019, the Comoabt entered into a Buyout Agreement among the Company and Onex Partners IV LP ("TRA Buyout Agreement"), pursuant to which the Company agreed to terminate all future payment obligations of the Company under the Tax Receivable Agreement in exchange for a payment of $200,000 (the “TRA Termination Payment”). Payment of the TRA Termination Payment is due five business days following receipt by the Company and/or its subsidiaries of net cash proceeds of one or more transactions with sources of equity or debt financing that, together with other sources of cash readily available to the Company and its subsidiaries that we determine to utilize for such purpose, are sufficient to pay the TRA Termination Payment. In the event the TRA Termination Payment has not been fully paid in cash prior to December 31, 2019, the parties’ obligations under the TRA Buyout Agreement will automatically terminate and the Company's obligations under the Tax Receivable Agreement will be unmodified and remain in full force and effect, provided this deadline may be extended upon mutual written consent. The TRA Buyout Agreement requires the Company's to use commercially reasonable efforts to obtain debt or equity financing that will permit it to make the TRA Termination Payment prior to December 31, 2019, and the source of the payment is expected to be a combination of either cash on hand, borrowings under the existing Credit Facilities, proceeds from a refinancing of our existing debt and/or issuance of new debt. Effective upon the Company's payment in full of the TRA Termination Payment, the Company's obligation to make payments under the Tax Receivable Agreement will terminate.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 16: Commitments and Contingencies

Lawsuits and Legal Claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material impact on the Company’s financial condition taken as a whole.

Contingent Liabilities

In conjunction with the acquisition of Publons, the Company agreed to pay former shareholders up to an additional $9,500 through 2020. Amounts payable are contingent upon Publons' achievement of certain milestones and performance metrics. The Company had an outstanding liability for $4,445 and $2,960 related to the estimated fair value of this contingent consideration as of September 30, 2019 and December 31, 2018, respectively. The outstanding balance consisted of $4,445 and $1,600 included in Accrued expenses and other current liabilities, and $0 and $1,360 included in Other non-current liabilities in the Interim Condensed Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018, respectively.

In conjunction with the acquisition of TrademarkVision that occurred on October 25, 2018, the Company agreed to pay former shareholders a potential earn-out dependent upon achievement of certain milestones and financial performance metrics through 2020. Amounts payable are contingent upon TrademarkVision’s achievement of certain milestones and performance metrics. As of September 30, 2019 and December 31, 2018, the Company had an outstanding liability for $7,715 and $4,115 respectively, related to the estimated fair value of this contingent consideration. The outstanding balance was included in Accrued expenses and other current liabilities as of September 30, 2019, and in Other non-current liabilities as of December 31, 2018, in the condensed consolidated balance sheets.

Tax Indemnity

In connection with the 2016 Transaction, the Company recorded certain tax indemnification assets pursuant to the terms of the separation and indemnified liabilities identified therein. The asset write down was recorded within Other operating income (expense), net within the Interim Condensed Consolidated Statement of Operations during the year ended December 31, 2018.

Legal Settlement

In September 2019, the Company settled a confidential claim that resulted in a gain. The net gain was recorded in Legal settlement within the Interim Condensed Consolidated Statement of Operations during the three and nine months ended September 30, 2019.

Note 17: Employee Incentive Plans

Prior to the Transactions, the Company operated under its 2016 Equity Incentive Plan, which provided for certain employees of the Company to be eligible to participate in equity ownership in the Company. On May 8, 2019, in anticipation of the Transactions, the Board adopted the 2019 Incentive Award Plan, which was an amendment, restatement and continuation of the 2016 Equity Incentive Plan. Upon closing of the Transactions, awards under the 2016 Equity Incentive Plan were converted using the exchange ratio established during the Transactions and assumed into the 2019 Incentive Award Plan (see Note 4 – "The Transactions"). A maximum aggregate amount of 60,000,000 ordinary shares are reserved for issuance under the 2019 Incentive Award Plan. Equity awards under the 2019 Incentive Award Plan may be issued in the form of options to purchase shares of the Company which are exercisable upon the occurrence of conditions specified within individual award agreements. The 2019 Incentive Award Plan permits the granting of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted shares, restricted share units and other stock-based or cash based awards. Equity awards may be issued in the form of restricted shares or restricted share units with dividend rights or dividend equivalent rights subject to vesting terms and conditions specified in individual award agreements. The Company’s Management Incentive Plan provides for employees of the Company to be eligible to purchase shares of the Company. See Note 11 – “Shareholders’ Equity” for additional information.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

A summary of the Company’s share-based compensation is as follows:

	Three Months Ended September 30,
	2019	2018
Share-based compensation expense	$9,567	$3,660
Tax benefit recognized	$45	$96

	Nine Months Ended September 30,
	2019	2018
Share-based compensation expense	$46,675	$10,682
Tax benefit recognized	$201	$288

As of September 30, 2019, 37,043,548 ordinary shares remained available for issuance under the 2019 Incentive Award Plan. In the three months ended September 30, 2019, the Company recognized additional Share-based compensation expense related to the modification of certain awards under the 2019 Incentive Award Plan. As of September 30, 2019, there was $8,934 of total unrecognized compensation cost, related to outstanding stock options, which is expected to be recognized through 2024 with a remaining weighted-average service period of 2.5 years.

The Company’s stock option activity is summarized below:

			Weighted-Average
		Weighted	Remaining	Aggregate
	Number of	Average Exercise	Contractual Life	Intrinsic
	Options	Price per Share	(in years)	Value
Balance at December 31, 2018, as originally reported	185,601	$1,587	8.5	$13,293
Modified options	24,339,097	—	—	—
Balance at December 31, 2018, as modified	24,524,698	12.44	8.5	13,293
Granted	2,321,360	17.55	9.5	—
Expired	(820,612)	8.54	—	—
Forfeited	(2,268,238)	11.24	—	—
Exercised	(800,756)	6.66	—	8,106
Outstanding as of September 30, 2019	22,956,452	$11.96	7.9	$146,085
Vested and exercisable at September 30, 2019	14,374,000	$11.52	7.7	$79,377

As noted above, options issued and outstanding under the 2016 Equity Incentive Plan prior to the Transactions were converted to options under the 2019 Incentive Award Plan through the Exchange Ratio established in the Transactions (see Note 4 – "The Transactions"). The 24,339,097 of options modified in the above table represent this share conversion.

The aggregate intrinsic value in the table above represents the difference between the closing price of the Company's common shares on September 30, 2019 and the exercise price of each in-the-money option. There were 800,756 stock options exercised in the nine months ended September 30, 2019. The weighted-average fair value of options granted per share was $9.54 as of September 30, 2019.

The Company accounts for awards issued under the 2019 Incentive Award Plan as additional contributions to equity. Share-based compensation includes expense associated with stock option grants which is estimated based on the grant date fair value of the award issued. Share-based compensation expense related to stock options is recognized over the vesting period of the award which is generally five years, on a graded-scale basis.

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black-Scholes model takes into account the fair value of an ordinary share and the contractual and expected term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Prior to becoming a public company, the fair value of the Company’s ordinary shares were determined utilizing an external third-party pricing specialist.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

The contractual term of the option ranges from the one year to 10 years. Expected volatility is the average volatility over the expected terms of comparable public entities from the same industry. The risk-free interest rate is based on a treasury rate with a remaining term similar to the contractual term of the option. The Company is recently formed and at this time does not expect to distribute any dividends. The Company recognizes forfeitures as they occur.

The assumptions used to value the Company’s options granted during the period presented and their expected lives were as follows:

September 30, 2019
Weighted-average expected dividend yield	—
Weighted-average expected volatility	19.87%
Weighted-average risk-free interest rate	2.43%
Expected life (in years)	5 - 9

Transactions Related Awards

The Sponsor Agreement provided that certain ordinary shares of Clarivate available for distribution to persons designated in the Sponsor Agreement in connection with the Transactions, and certain Clarivate warrants available for distribution to such persons, in each case, were subject to certain time and performance-based vesting provisions described below. In addition, Incentive Shares were granted to persons designated in the Sponsor Agreement. See Note 11 - "Shareholders’ Equity” for details on the respective awards.

The vesting conditions added to certain ordinary shares include the following:

5,309,713 ordinary shares of Clarivate held by persons designated in the Sponsor Agreement, will vest in three equal annual installments on the first, second and third anniversaries of the closing of the Transactions, respectively, and are not contingent on continuing or future service of the respective holders to the Company.

2,654,856 ordinary shares of Clarivate held by such persons will vest at such time as the last sale price of Clarivate's ordinary shares is at least $15.25 on or before the date that is 42 months after the closing of the Transactions; provided that none of such Clarivate ordinary will vest prior to the first anniversary of the closing of the Transactions, not more than 1/3 of such Clarivate warrants will vest prior to the second anniversary of the closing of the Transactions, and not more than 2/3 of such Clarivate warrants will vest prior to the third anniversary of the closing of the Transactions. Further, such vesting is not contingent on continuing or future service of the respective holders to the Company.

2,654,856 ordinary shares of Clarivate held by such persons will vest at such time as the last sale price of Clarivate's ordinary shares is at least $17.50 on or before the fifth anniversary of the closing of the Transactions; provided that none of such Clarivate ordinary will vest prior to the first anniversary of the closing of the Transactions, not more than 1/3 of such Clarivate warrants will vest prior to the second anniversary of the closing of the Transactions, and not more than 2/3 of such Clarivate warrants will vest prior to the third anniversary of the closing of the Transactions. Further, such vesting is not contingent on continuing or future service of the respective holders to the Company.

The vesting conditions added to certain warrants include the following:

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

17,265,826 of certain warrants held by persons designated in the Sponsor Agreement, will vest at such time as the last sale price of Clarivate's ordinary shares is at least $17.50 on or before the fifth anniversary of the closing of the Transactions; provided that none of such Clarivate warrants will vest prior to the first anniversary of the closing of the Transactions, not more than 1/3 of such Clarivate warrants will vest prior to the second anniversary of the closing of the Transactions, and not more than 2/3 of such Clarivate warrants will vest prior to the third anniversary of the closing of the Transactions. Further, such vesting is not contingent on continuing or future service of the respective holders to the Company.

In considering the terms of the transaction related awards, the Company notes that the time based vesting restrictions were not conditioned on any continuing or future service of the holders to the Company, and reflect “lock-up” periods of the issuable shares. Further, the above mentioned performance-based restrictions were considered market conditions pursuant to ASC 718, and are contemplated in the value of the awards. As such vesting restrictions were contemplated in conjunction with the granting of Incentive Shares (Note 11), the Company considered such terms of the total basket of transaction awards in determination of the fair value of the awards. As no continued or future service was required by the holders of such awards, the Company recognized compensation expense in the second quarter based on the fair value of such awards upon closing of the Transactions. The Company recognized $25,013 expense, net in Share-based compensation expense as of the date of the Transactions in accordance with the issuance of incentive shares offset by the addition of vesting terms to certain ordinary shares and warrants, as described above. The expense included the increases in value of $48,102 for the granting of incentive shares, the increase in value of $1,193 for ordinary shares with only time vesting conditions, and the increase in value of shares purchased by the Founders immediately prior to the transaction of $4,411, all offset by the reduction in value of $9,396 for ordinary shares with performance vesting condition of $15.25, the reduction in value of $13,101 for ordinary shares with performance vesting condition of $17.50 and the reduction in value of $6,297 related to warrants. Pursuant to the Sponsor Agreement, certain founders of Churchill Capital Corp purchased an aggregate of 1,500,000 shares of Class B common stock of Churchill immediately prior to the closing of the Transactions for an aggregate purchase price of  $15,000.

We used a third-party specialist to fair value the awards at the Transactions close date of May 13, 2019 using the Monte Carlo simulation approach. The assumptions included in the model include, but are not limited to, risk-free interest rate, 2.20%; expected volatility of the Company's and the peer group's stock prices, 20.00%; and dividend yield, 0.00%. A discount for lack or marketability (“DLOM”) was applied to shares that are subject to remaining post vesting lock up restrictions. The DLOM was between 3%-7% dependent on the length of the post vesting restriction period.

On August 14, 2019, Clarivate (on its behalf and on behalf of its subsidiaries) agreed to waive the performance and time vesting conditions, described above, subject to the consummation of the secondary offering. These shares and warrants nevertheless remain subject to a lock-up for a period ranging from two to three years following the closing of the Mergers. We used a third-party specialist to fair value the awards at the modification date using the Monte Carlo simulation approach. The assumptions included in the model include, but are not limited to, risk-free interest rate, 1.42%; expected volatility of the Company's and the peer group's stock prices, 20.00%; and dividend yield, 0.00%. A discount for lack or marketability (“DLOM”) was applied to shares that are subject to remaining post vesting lock up restrictions. The DLOM was between 3%-7% dependent on the length of the post vesting restriction period. Waiving the performance and time vesting conditions resulted in an immaterial impact to the Interim condensed Consolidated Statements of Operations.

Incentive Shares granted in connection with the Transactions are available for future assignment by the holders. Company will evaluate if additional stock compensation expense is required upon any future assignment of such awards.

Note 18: Earnings per Share

Potential common shares of 9,713,683 related to Incentive Shares and options related to the Employee Incentive Plan were excluded from diluted EPS for the three months ended September 30, 2019 as their inclusion would be anti-dilutive or their performance metric was not met. Potential common shares of 82,756,452 related to Private Placement Warrants, Public Warrants, Incentive Shares and options related to the Employee Incentive Plan were excluded from diluted EPS for the nine months ended September 30, 2019, as the Company had a net loss and their inclusion would be anti-dilutive or their performance metric was not met. Potential common shares of 24,059,222 related to options granted under the Employee Incentive Plan were excluded from diluted EPS for the three and nine months ended September 30, 2018, as the Company had net losses and their inclusion would be anti-dilutive.See Note 11 — "Shareholders' Equity" and Note 17 — "Employee Incentive Plans” for a description.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

The Transactions were accounted for as a reverse recapitalization in accordance with U.S. GAAP. See Note 4 – "The Transactions". Accordingly, weighted-average shares outstanding for purposes of the EPS calculation have been retroactively restated as shares reflecting the exchange ratio established in the Transactions (1.0 Jersey share to 132.13667 Clarivate shares).

The basic and diluted EPS computations for our common stock are calculated as follows (in thousands, except per share amounts):

	Three Months Ended September 30,
	2019	2018
Basic/Diluted EPS
Net income (loss)	$10,831	$(54,727)

Basic Weighted-average number of common shares outstanding	305,428,062	217,506,553
Diluted Weighted-average number of common shares outstanding	328,854,063	217,506,553

Basic EPS	0.04	(0.25)
Diluted EPS	0.03	(0.25)

	Nine Months Ended September 30,
	2019	2018
Basic/Diluted EPS
Net loss	$(126,190)	$(198,708)

Basic Weighted-average number of common shares outstanding	262,894,388	217,450,475
Diluted Weighted-average number of common shares outstanding	262,894,388	217,450,475

Basic EPS	(0.48)	(0.91)
Diluted EPS	(0.48)	(0.91)

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

Note 19: Related Party and Former Parent Transactions

Onex Partners Advisor LP (“Onex”), an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Consulting Services Agreement with Onex, pursuant to which the Company is provided certain ongoing strategic and financing consulting services in exchange for a quarterly management fee. In connection with this agreement, the Company recognized $30 and $208 for the three months ended September 30, 2019, and 2018, respectively, and $419 and $624 for the nine months ended September 30, 2019 and 2018, respectively. The Company pays 0.1% interest per annum to Onex for the Credit Agreement. The Company recognized $0 and $223 for the three months ended September 30, 2019 and 2018, respectively, and $327 and $675 for the nine months ended September 30, 2019 and 2018, respectively, in interest expense for the Onex related interest. The Company had an outstanding liability of $30 and $450 to Onex as of September 30, 2019, and December 31, 2018, respectively. In addition, the Company paid Onex a management fee of $5,400 in connection with the Transactions in the second quarter of 2019. See Note 4 — "The Transactions" for additional information.

BPEA, an affiliate of the Company, is considered a related party. Concurrent with the Acquisition, the Company entered into a Management Services Agreement with BPEA, pursuant to which the Company is provided certain ongoing strategic and financing consulting services. In connection with this agreement, the Company recognized $0 and $167 for the three months ended September 30, 2019, and 2018, respectively, and $246 and $501 for the nine months ended September 30, 2019, and 2018, respectively, in operating expenses related to this agreement. The Company had an outstanding liability of $0 and $334 to BPEA as of September 30, 2019, and December 31, 2018, respectively. In addition, the Company paid BPEA a management fee of $2,100 in connection with the Transactions in the second quarter of 2019. See Note 4 — "The Transactions" for additional information.

At the completion of the Transactions, we recorded an initial liability of $264,600 payable to the TRA Parties under the TRA. To date, there has been no activity recorded under the TRA. See Note 15 — "Tax Receivable Agreement" for further details.

In connection with the 2016 Transaction, Bidco and a subsidiary of the Former Parent entered into the Transition Service Agreement, which became effective on October 3, 2016, pursuant to which such subsidiary of the Former Parent will, or will cause its affiliates and/or third-party service providers to, provide Bidco, its affiliates and/or third-party service providers with certain technology, facilities management, human resources, sourcing, financial, accounting, data management, marketing and other services to support the operation of the IP&S business as an independent company. Such services are provided by such subsidiary of the Former Parent or its affiliates and/or third-party service providers for various time periods and at various costs based upon the terms set forth in the Transition Service Agreement.

A controlled affiliate of Baring is a vendor of ours. Total payments to this vendor were $126 and $59 for the three months ended September 30, 2019 and 2018 respectively, and $444 and $288 for the nine months ended September 30, 2019, and 2018, respectively. The Company had an outstanding liability of $166 and $120 as of September 30, 2019 and December 31, 2018, respectively.

Jerre Stead, Chief Executive Officer of the Company, is the Co-founder of a vendor of ours. Total payments to this vendor were $481 for the three and nine months ended September 30, 2019, respectively, and the Company had no outstanding liability as of September 30, 2019. This vendor was not a related party during the three and nine months ended September 30, 2018

A former member of our key management is the Co-founder of a vendor of ours. Total payments to this vendor were $0 and $278 for the three and nine months ended September 30, 2019, and the Company had no outstanding liability as of September 30, 2019. This vendor was not a related party during the three and nine months ended September 30, 2018.

Note 20: Subsequent Events

Management has evaluated the impact of events that have occurred subsequent to September 30, 2019. Based on this evaluation, other than disclosed within these interim condensed consolidated combined financial statements and related notes or described below, the Company has determined no other events were required to be recognized or disclosed.

On October 31, 2019, Camelot Finance S.A., an indirect wholly owned subsidiary of the Company, completed the offering of $700,000 in aggregate principal of its 4.50% Senior Secured Notes due 2026 (the “2026 Notes”). In connection with completion of the 2026 Notes offering, Camelot Finance S.A. entered into a new Senior Credit Facility, which provided $900,000 in Term Loan Borrowings (the “2019 Term Loan Facility”) at a rate of Libor plus 3.25% and a $250,000 revolving line of credit (the “2019 Revolving Credit Facility”) which is available to fund working capital and other general corporate needs. The 2019 Term Loan Facility was drawn down in full at inception effective October 2019.

CLARIVATE ANALYTICS PLC

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share and per share data, option price amounts, ratios, or as noted)

The Company used the proceeds from the 2026 Notes offering, together with borrowings under the New Term Loan Facility, to redeem the existing 7.875% Senior Secured Notes, refinance outstanding borrowings of $846,320 on the existing Term Loan Facility, and pay fees and expenses associated with the refinancing of $20,000. In addition, the Company intends to use the remaining proceeds to meet its obligation to pay $200,000 under the TRA Buyout Agreement. After these uses of funds, the Company expects to have a net $12,000 in additional cash on hand as a result of the refinancing activity.

Per 2019 Revolving Credit Facility, the Company will be required to maintain a maximum total first lien net leverage ratio not in excess of 7.25 to 1.00. This springing covenant must be tested on the last day of any quarter where more than 35% of the 2019 Revolving Credit Facility (excluding (i) up to $20,000 in undrawn letters of credit and (ii) any cash collateralized letters of credit) is utilized at such date.

On November 3, 2019, the Company entered into an agreement with an unrelated third-party for the sale of certain assets and liabilities of its MarkMonitor business within its IP Group. The divestment is expected to close during the fourth quarter of 2019 for a consideration of approximately $5,000, subject to adjustments as defined in the Sales and Purchase Agreement, subject to typical working capital adjustments, and the Company expects to incur a book loss in the range of $5,000 to $15,000. As of September 30, 2019, the Company determined that no impairment existed and that these assets did not meet the criteria to be classified as held for sale and accordingly its results are presented with continuing operations.